THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

JJ&Co. SPV, LLC

Subscription Cover Page

JJ&Co. SPV, LLC, a North Carolina limited liability company (the "**SPV**"), is a special purpose vehicle that will invest all of its assets in securities issued by J. Johnson & Company L.L.C., a North Carolina limited liability company (the "**Company**"). By making an investment in the SPV through the Vicinity Capital portal, you ("**you**" or "**Investor**") understand and agree to the representations set forth below.

You have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Vicinity LLC ("**Vicinity Capital**") website, www.VicinityCapital.com, about the Company. You acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Vicinity Capital nor any of its affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information.

2. The Form C relating to this investment and offering, which provides information about investment in the Company through the use of the SPV.

3. The Operating Agreement of the SPV, in the form of attached **Exhibit A** (the "**SPV Operating Agreement**"), which sets forth certain specific terms of the SPV.

4. This Subscription Agreement, which sets forth the terms governing your investment in the SPV (the "**Investment**"), and that sets forth certain representations you are making in connection with such Investment and your admission as a "**Member**" of the SPV.

5. The Class C Unit Purchase Agreement between the Company, the SPV, and other purchasers thereunder, in the form of attached **Exhibit B.**

6. The Second Amended and Restated Operating Agreement of the Company, in the form of attached **Exhibit C** (the "**Company Operating Agreement**"), which sets forth certain specific terms of the SPV.

7. The Articles of Organization of the Company, in the form of attached **Exhibit D.**

By making an Investment in the SPV through the Vicinity portal, you agree to be bound by the Subscription Agreement and the terms of the other agreements listed above with respect to your investment in the SPV.

SUBSCRIPTION AGREEMENT

SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY REPRESENTATIONS

A.   This Subscription Agreement ("**Agreement**") applies to each investment in J. Johnson & Company RegCF SPV 2022 LLC, a North Carolina limited liability company (the "**SPV**"). The SPV will invest all of its assets in securities issued by J. Johnson & Company L.L.C., a North Carolina limited liability company (the "**Company**").

B.   Important information about the Company, the SPV, and more generally about investments through the Vicinity LLC ("**Vicinity Capital**") website and portal, is available through the Vicinity Capital website: www.vicinitycapital.com. The Investor should review that information, and all relevant Company Information (as defined below) carefully before making an investment in the SPV.

C.   The SPV will offer membership interests in the SPV (the "**SPV Interests**") pursuant to Regulation Crowdfunding under the United States Securities Act of 1933, as amended (the "**Securities Act**").

D.   You hereby agree that each time you make an investment in the SPV, you will be deemed to have entered in this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

E.   Except as the context otherwise requires, any references in this Agreement to:

1.   The "**SPV**" shall mean J. Johnson & Company RegCF SPV 2022 LLC;

2.   "**Investor**" or "**you**" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in the SPV; and

3.   "**Company Information**" means:

    i.   The information on the Vicinity Capital website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Vicinity Capital not any of its affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

    ii.   The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

    iii.   This Agreement, which sets forth the terms governing your investment in the SPV (the "**Investment**"), and that sets forth certain representations you are making in connection with such Investment and your admission as a "Member" in the SPV.

    iv.   The Class C Unit Purchase Agreement between the Company, the SPV, and other purchasers thereunder; and

    v.   The Second Amended and Restated Operating Agreement of the Company.

<u>INVESTOR'S REPRESENTATIONS AND COVENANTS</u>

1. **Investor's Review of Information and Investment Decision.**

1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in the SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Vicinity Capital website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the SPV, any Manager of the SPV as appointed from time to time (the "**Manager**"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the Vicinity Capital website.

1.3. The Investor understands and agrees that neither Vicinity Capital, nor any of its affiliates, any director, manager, officer, shareholder, member, employee or agents (each, a "**Vicinity Capital Party**," and collectively, "**Vicinity Capital Parties**") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Vicinity Capital website, and materials distributed to the Investor by the SPV on behalf of the Company.

1.4. The Investor represents and agrees that no Vicinity Capital Party has recommended or suggested any investment in the SPV, or any investment related to the Company, to the Investor.

1.5. Investor understands that no Vicinity Capital Party is an adviser to Investor, and that Investor is not an advisory or other client of any Vicinity Capital Party.

1.6. The Investor is not relying on any Vicinity Capital Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related to Investment in the SPV.**

2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

regulations. Investor acknowledges and agrees that neither the Company, the SPV, nor Vicinity Capital or any of their respective affiliates is providing any warranty or assurance regarding the ultimate availability of tax benefits to Investor by reason of Investor's investment in the SPV.

3.   **The Manager Has the Right to Reject Any Subscription, in Whole or in Part.**

3.1.   The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

3.2.   The Investor understands that the value of all investments in the SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

3.3.   If the Investor is investing in the SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

(a)   The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this Section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

(b)   The execution and delivery of this Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

(c)   The Plan's purchase and holding of an Interest will not constitute a nonexempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Vicinity Capital entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

(d)   The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

(e)   The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.4.   The Investor acknowledges that the SPV and the Manager, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4.   **The Correctness and Accuracy of all Information Provided by Investor to the SPV.**

4.1.   The Investor confirms that all information and documentation provided to the SPV and the Manager, including, but not limited to, all information regarding the Investor's identity, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete.

4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Agreement will be relied upon by the SPV and the Manager in determining the SPV's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

4.3.   All information that the Investor has provided to the SPV and Manager concerning the

(d)	to comply with legal or regulatory requirements applicable to the SPV or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

(e)	for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, the Manager, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

(f)	if the contents thereof are relevant to any issue in any action, suit or proceeding to which the SPV, the Manager, or their affiliates are a party or by which they are or may be bound;

(g)	for other legitimate business of the Company and the SPV.

5.2.	The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV (in the sole judgment of the SPV or its Manager) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3.	The Investor agrees and consents to disclosure by the Company, the SPV and any of their agents, including the Manager, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities the SPV will or proposes to invest.

5.4.	The Investor authorizes the Company, the SPV, the Manager, and any applicable SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6.	**Key Risk Factors.**

6.1.	The Investor understands that investment in the SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2.	The Investor understands and agrees that the Interests are subject to restrictions on transfer. Instead, an Investor typically must hold his or her Interest in the SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). Unless specifically stated or otherwise permitted by the Company, an Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3.	The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4.	The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in the SPV will have "phantom income," which could require them to pay taxes on their investment in the SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5.	The Investor understands and agrees that the SPV was formed by and is operated by Jason Johnson as the Manager of the SPV on behalf of the Company. Investors will have no right to manage or influence the management of the SPV.

accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Vicinity Capital Party gives any warranties in relation to these matters.

7.   **Compliance with Anti-Money Laundering Laws.**

7.1.   The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2.   The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3.   The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4.   To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5.   The Investor acknowledges and agrees that the SPV may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6.   The Investor acknowledges and agrees that the SPV, in complying with anti- money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("**SARs**") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV its agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the SPV is prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7.   The Investor agrees that, upon the request of the Company, the SPV or the Manager, it will provide such information as the Company, the SPV or the Manager requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8.   **Regulatory Provisions.**

8.1.   The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2.   The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3.   The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment

(b)   The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Agreement or perform the obligations hereof.

(c)   The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement and Regulation Crowdfunding.

(d)   If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

(e)   The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2.   **Power of Attorney**. The Investor hereby appoints each of the Company and the SPV as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

(a)   the Articles of Organization of the SPV and any amendments required under North Carolina law;

(b)   the LLC Agreement and any duly adopted amendments;

(c)   any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the SPV (including Articles of Dissolution of the Articles of Organization); and

(d)   any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the SPV or upon the liquidation or termination of the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the SPV or Manager taken in good faith under this power of attorney.

9.3.   **Waiver of Conflict of Interest**. The SPV is investing in the Company. In connection with this investment, the SPV will sign a proxy voting agreement with Jason Johnson in his capacity as the Manager of the SPV that will allow him to determine how to vote the SPV's holding of the Company's units for most matters submitted to unitholders for approval. Jason Johnson is a manager, officer, and majority stakeholder of the Company. This may present a potential for conflict of interest, which the Investor hereby consents to by subscribing to the SPV.

9.4.   **Confidentiality**.

(a)   The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any),reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or the Manager and all other documents and information concerning the affairs of the SPV, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with

(c)   To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

(d)   The Investor agrees that the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Section 9.4, and that monetary damages would not be sufficient to compensate or make whole the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.5.   **Amendments**. Neither this Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Agreement for use in offerings of SPVs that have not had a closing.

9.6.   **Assignability and Transferability**. This Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Vicinity Capital including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Vicinity Capital may reasonably request. To the extent possible, such notice shall be provided through the Vicinity Capital website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Vicinity Capital in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, the SPV may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

9.7.   **Governing Law; Consent to Jurisdiction**. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of North Carolina. Any action or proceeding brought by the SPV or any service provider of the SPV against one or more investors in the SPV relating in any way to this Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any service provider of the SPV relating in any way to this Agreement or the Company Information shall, be brought and enforced in the state courts of the State of North Carolina located in Raleigh or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the Eastern District of North Carolina; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of North Carolina located in Raleigh or in the courts of the United States located in the Eastern District of North Carolina and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8.   **Arbitration; Class Action Waiver.**

(a)   Any dispute, claim or controversy arising out of or relating to this Agreement or the LLC Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be resolved by confidential binding arbitration in the Arbitration Location by a single arbitrator with substantial experience in resolving disputes regarding investment fund contracts. The arbitration shall be administered by Judicial Arbitration and Mediation Service Inc. ("**JAMS**") pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitrator shall apply the laws of the State of North Carolina, except that the arbitration provision shall be governed by the Federal Arbitration Act. The arbitrator shall have authority to award compensatory damages, but shall not be authorized to award (A) non-economic damages, (B) punitive damages, or (C) reform, modify or materially change this Agreement or the LLC Agreement or other agreements contemplated hereunder; provided however, that the damages limitations described in parts (A) and (B) of this sentence shall not apply if such damages are statutorily imposed.

(b)   In any arbitration arising out of or related to this Agreement or the LLC Agreement, requests for documents: (x) shall be limited to documents which are directly relevant to significant issues in the case or to the case's outcome; (y) shall be restricted in terms of time frame, subject matter and persons or entities to which the requests pertain; and (z) shall not include broad phraseology such as "all documents directly or indirectly related to."

void or unenforceable for any reason, the parties agree that the agreement to arbitrate disputes will be null and void.

9.9.　　**Severability**. If any provision of this Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.10. **Counterparts**. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, including by completion and submission of an electronically executable package through the Platform, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.11. **Headings**. The headings in this Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of the SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT
OF
J. JOHNSON & COMPANY REG CF SPV 2022 LLC

      IN WITNESS WHEREOF, the parties hereto have executed this Subscription Agreement as of the date and year first agreed and accepted by the Company as written below.

PURCHASER:

Name: _____
or Entity

By:_____

Name: _____

Title: _____

Email:_____

Address:_____

Investment Amount: $ _____

Date: _____

AGREED AND ACCEPTED:

COMPANY:

JJ&CO. SPV, LLC

By:_____

Name: _____

Title: _____

Date:

Exhibit A

JJ&CO. SPV, LLC

LIMITED LIABILITY COMPANY AGREEMENT

TABLE OF CONTENTS

J. JOHNSON & COMPANY REGCF SPV 2022 LLC

LIMITED LIABILITY COMPANY AGREEMENT

This **LIMITED LIABILITY COMPANY AGREEMENT** (this "*Agreement*") of **J. JOHNSON & COMPANY REGCF SPV 2022 LLC**, a North Carolina limited liability company (the "*Company*"), is made and entered into as of [ ], 2022, by and among the Company, **JASON JOHNSON**, an individual (the "*Manager*"), and each of the individuals or entities identified as a "Member" on the Schedule of Members attached as <u>Exhibit A</u> and such individuals or entities as may be subsequently admitted to the Company in accordance with this Agreement (collectively, the "*Members*") pursuant to the provisions of the North Carolina Limited Liability Company Act (as may be amended, the "*Act*"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in Article 14 below.

ARTICLE 1
NAME, PURPOSE AND OFFICES OF COMPANY

1.1   Name. The name of the Company is J. Johnson & Company RegCF SPV 2022 LLC. The affairs of the Company shall be conducted under the Company name, or such other name as the Manager may, in its discretion, determine.

1.2   Purpose. The primary purpose of the Company is to provide a limited number of select investors with the opportunity to realize long-term appreciation as a result of investments in equity Securities of J. Johnson & Company L.L.C. (the "*Portfolio Company*") via a regulation crowdfunding offering. The general purposes of the Company are to buy, sell, hold, and otherwise invest in Securities of the Portfolio Company; to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to Securities of the Portfolio Company held or owned by the Company; to enter into, make, and perform all contracts and other undertakings in connection with its ownership of Securities of the Portfolio Company; and to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing.

1.3   Authorized Person. The execution, delivery, and filing of the Articles of Organization (the "*Certificate*") with the Secretary of the State of the State of North Carolina by the "authorized person" (within the meaning of the Act) identified in the Certificate, are hereby ratified and approved.

1.4   Principal Office. The principal place of business of the Company shall be at such place or places as the Manager may from time to time designate.

1.5   Registered Agent and Office. The name of the registered agent for service of process of the Company in North Carolina is Jason Johnson, with an address at 4304 Sir Julian Court, City of Raleigh, County of Wake, North Carolina 27610, or such other agent or office in the State of North Carolina as the Members may designate from time to time.

ARTICLE 2
TERM OF COMPANY

2.1   Term. The term of the Company commenced upon the filing with the Secretary of State of the State of North Carolina of the Company's Certificate and shall continue until the Company is dissolved in accordance with either the provisions of this Agreement or the Act. Each Member who was not admitted pursuant to the Prior Agreement is hereby admitted as of the date hereof.

2.2 **Events Affecting a Member**. The death, bankruptcy, withdrawal, insanity, incompetency, temporary or permanent incapacity, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of a Member shall not dissolve the Company.

2.3 **Events Affecting the Manager**. Except as specifically provided in Section 11.2, the bankruptcy, expulsion, resignation, removal or withdrawal, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued by the Manager or any successor entity thereto.


ARTICLE 3
NAME AND ADMISSION OF MEMBERS; NO WITHDRAWAL


3.1 **Name and Address**. The name, address, Investment Commitment Amount, the Capital Contributions and the number of Units of each Member shall be set forth on the Schedule of Members. The Manager shall modify the Schedule of Members from time to time to reflect the issuance of Units related thereto, the contribution of additional Capital Contributions to the Company by a Member, the admission of any new Member, the withdrawal or substitution of any Member, the transfer of Units among Members, receipt by the Company of notice of any change of address of a Member or the change in the number of Units owned by any Member. The Schedule of Members shall be kept on file at the principal office of the Company.

3.2 **Admission of Additional Members**. An additional person or entity may be admitted as a Member, or an existing Member may be issued additional Units, only with the express written consent of the Manager and in accordance with all other applicable terms of this Agreement. Any additional person admitted as a Member subsequent to the date of the initial closing of the Company shall execute and deliver to the Company a counterpart of this Agreement or otherwise take such actions as the Manager shall deem appropriate in order for such additional Member to become bound by the terms of this Agreement.

3.3 **Withdrawal of a Member.** No Member may withdraw or resign as a Member.


ARTICLE 4
CAPITAL ACCOUNTS AND CAPITAL CONTRIBUTIONS


4.1 **Capital Accounts.** An individual Capital Account shall be maintained for each Member and the Manager. For the avoidance of doubt, the Manager shall be treated as a partner for federal income tax purposes, and except as expressly provided for herein, shall also be treated as a "Member" of the Company.

4.2 **Capital Contributions of the Members**.

(a) All or a portion of each Member's Capital Contribution in respect of its Investment Commitment Amount, as called by the Manager, shall be made upon the admission of such Member to the Company. Each Member's additional capital contribution in respect of its unfunded Investment Commitment Amount, if any, shall be made as requested by the Manager upon ten (10) days' written notice. All Capital Contributions of Investment Commitment Amounts shall be used to purchase Securities of the Portfolio Company.

(b)   If a Member fails to make a capital contribution when due and such failure shall continue uncured for five (5) or more calendar days after delivery of written notice by the Manager to such Member, (i) the Manager may remove the defaulting Member from the Company and such defaulting Member's Units and Capital Account balance shall be forfeited, (ii) the Manager may sell and assign such defaulting Member's interest to one or more third parties, including one or more non-defaulting Members, and in such case, such assignee or assignees shall assume the unfunded commitment of such defaulting Member and assume ownership of such defaulting Member's capital account balance, (iii) the Manager may permit non-defaulting Members or new Members to contribute the unfunded amount of the defaulting Member, and adjust the relative ownership interests of the Members on a pro rata basis, and/or (iv) the Manager may pursue any other remedy at law or in equity that the Manager deems advisable. Notwithstanding anything to the contrary in this Agreement, each Member (1) agrees that it will execute any instruments or perform any other acts that are or may be necessary to effectuate and carry out the transactions contemplated by this Section 4.2(b), and (2) designates and appoints the Manager its true and lawful attorney, in its name, place and stead to make, execute and sign any and all instruments, documents or certificates on behalf of any defaulting Member in order to give effect to any remedy against such defaulting Member.

(c)   Other than capital contributions related to its unfunded Investment Commitment Amount (if any) and capital contributions as may be necessary to comply with "pay-to-play" provisions, as applicable (as referenced in Section 4.2(d)), no Member shall be obligated to make any additional capital contributions to the Company or to pay any assessment to the Company, and no Units shall be subject to any calls, requests or demands for capital. Subject to this Section 4.2(c), additional Units may be issued in consideration of additional capital contributions as agreed to between the Manager and the person or entity acquiring the Units. Upon such Capital Contributions, the Manager shall cause the Schedule of Members to be appropriately amended.

(d)   Notwithstanding the foregoing, and without limiting the default provisions of Section 4.2(c), each Member expressly acknowledges that if a "pay-to-play" provision is triggered with respect to additional investments in the Portfolio Company by the Company, to the extent that the Company can do so in compliance with Regulation CF or other applicable law, and the Member does not contribute such Member's pro rata share of additional capital to the Company in connection therewith, such non-contributing Member can expect to suffer adverse consequences, including dilution, in connection with such Member's indirect investment in the Portfolio Company. If, in the Manager's sole discretion, the Company's interest in the Portfolio Company would be diminished due to a failure by the Company to make an additional investment due to the failure of a non-contributing Member to contribute his or its pro rata portion of a capital call pursuant to this Section 4.2(d), then the Manager may permit other Members or new Members to contribute the unfunded amount of the non-contributing Member, and adjust the relative ownership interests of the Members on a pro rata basis.

4.3   **Units**. Each Member's interest in the Company shall be represented by Units of membership interest which shall be issued in respect of Capital Contributions made in respect of Investment Commitment Amounts. The price per Unit shall be $1. Fractional Units will not be issued.

ARTICLE 5
COMPANY ALLOCATIONS

5.1   **Allocation of Profits and Losses**. After the application of Section 5.2 for each Accounting Period, Company profits and losses for such Accounting Period shall be allocated among the Members in such a manner that, as of the end of such Accounting Period and to the extent possible with respect to each Member, such Member's Capital Account shall be equal to the amount that would be

distributed to such Member under this Agreement if the Company were to (a) liquidate the assets of the Company for an amount equal to the Adjusted Asset Value of such property as of the end of such Accounting Period and (b) distribute the proceeds in liquidation in accordance with Article 11 of this Agreement.

     5.2   **Regulatory Allocations; Tax Allocations**.

     (a)   **Regulatory Allocations**. Notwithstanding the allocations set forth in Section 5.1, profits, losses and items thereof shall be allocated to the Members in the manner and to the extent required by the Treasury Regulations under Section 704 of the Code, including without limitation, the provisions thereof dealing with minimum gain chargebacks, partner minimum gain chargebacks, qualified income offsets, partnership nonrecourse deductions, partner nonrecourse deductions, the provisions dealing with deficit capital accounts in Sections 1.704-2(g)(1), 1.704-2(i)(5), and 1.704-1(b)(2)(ii)(d), and any provisions dealing with allocations related to the forfeiture of a Unit. The Manager shall apply such provisions in its good faith discretion based on advice from the Company's tax advisors.

     (b)   **Tax Allocations**. The income, gains, losses, and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts. Notwithstanding the previous sentence, such items shall be allocated among the Members in a different manner to the extent required by Code Section 704(c) and the Treasury Regulations thereunder (dealing with contributed property), Treasury Regulations Sections 1.704-1(b)(2)(iv)(f) (dealing with property having a book value different than its tax basis) and 1.704-1(b)(4)(ii) (dealing with tax credit items). Allocations pursuant to this Section 5.2(b) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits, losses, other items or distributions pursuant to any provisions of this Agreement.


ARTICLE 6
EXPENSES


    6.1   **Company Expenses**.

     (a)   The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of Securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to Arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "***Company Expenses***"). All Company Expenses shall be reimbursed by the Portfolio Company.

(b) The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.1 in the event that either such party pays an obligation that is properly the responsibility of the Company.

ARTICLE 7
WITHDRAWALS BY AND DISTRIBUTIONS TO THE MEMBERS

7.1 **Interest**. Except as otherwise provided in this Agreement, no interest shall be paid to any Member on account of its interest in the capital of or on account of its investment in the Company.

7.2 **Withdrawals by the Members**. No Member may withdraw any amount from its Capital Account unless such withdrawal is made pursuant to this Article 7 or Article 11.

7.3 **Members' Obligation to Repay or Restore**. Except as required by law or by the terms of this Agreement, no Member shall be obligated at any time to repay or restore to the Company all or any part of any distribution made to it from the Company in accordance with the terms of this Article 7.

7.4 **Discretionary Distributions**. Subject to applicable law and any limitations contained elsewhere in this Agreement, the Manager may elect from time to time to make distributions to the Members, whether in the form of cash or Securities, and the amount and timing of such distributions will be determined by the Manager in its sole reasonable discretion. Subject to the limitations set forth in Section 7.6 and elsewhere in this Agreement and subject to the establishment of reasonable reserves for actual or contingent liabilities, the entire amount available for distribution shall be apportioned to the Members (including the Manager, as applicable) pro rata based upon the number of Units held in determining final distribution amounts.

7.5 **Withholding Obligations**.

(a) If and to the extent the Company is required by law, including FATCA, (as determined in good faith by the Manager) to make payments ("***Tax Payments***") with respect to any Member in amounts required to discharge any legal obligation, including any obligation under FATCA, of the Company or the Manager to make payments to any governmental authority with respect to any federal, state, local or foreign tax liability of such Member arising as a result of such Member's interest in the Company, including for avoidance of doubt any tax imposed on the Company in respect of such Member under Section 1446(f) of the Code, then the amount of any such Tax Payments shall be deemed to be a loan by the Company to such Member, which loan shall: (i) be secured by such Member's interest in the Company, (ii) bear interest at the Prime Rate, and (iii) be payable upon demand. The Manager may elect to withhold any or all distributions to be made to such Member pursuant to Article 7 or Article 10 and offset the principal amount of any such loan and accrued interest thereon against any such distributions withheld. Amounts paid in respect of interest on such loan shall be treated as profit of the Company and shall not be treated as a capital contribution by such Member. The Manager shall promptly notify each Member of any Tax Payments made with respect to such Member.

(b) If and to the extent the Company is required to make any Tax Payments with respect to any distribution to a Member, either (i) such Member's proportionate share of such distribution shall be reduced by the amount of such Tax Payments (provided that such Member's Capital Account shall be adjusted pursuant to the terms of this Agreement for such Member's full proportionate share of the distribution), or (ii) such Member shall promptly pay to the Company prior to such distribution an amount of cash equal to such Tax Payments. In the event a portion of a distribution in kind is retained by the Company pursuant to clause (i), such retained Securities may, in the sole discretion of the Manager, either (1) be distributed to the Members in accordance with the terms of this Agreement, or (2) be sold by

the Company to generate the cash necessary to satisfy such Tax Payments. If the Securities are sold, then for purposes of income tax allocations only under this Agreement, any gain or loss on such sale or exchange shall be allocated to the Member to whom the Tax Payments relate.

(c)   Each Member will, as applicable, take such actions as are required to establish to the reasonable satisfaction of the Manager that such Member is (i) not subject to the withholding tax obligations imposed by Section 1471 of the Code and (ii) not subject to withholding tax obligations imposed by Section 1472 of the Code. In addition, each Member will assist the Company and the Manager with any applicable information reporting or other obligation imposed on the Company, the Manager, or their respective Affiliates, pursuant to the FATCA. As used herein, "*FATCA*" means the Foreign Account Tax Compliance provisions enacted as part of the U.S. Hiring Incentives to Restore Employment Act and codified in Sections 1471 through 1474 of the Code, all rules, regulations and other guidance issued thereunder, and all administrative and judicial interpretations thereof.

7.6   Limitation upon Distributions. Notwithstanding Section 7.4:

(a)   No distribution shall be declared and paid to a Member in violation of the Act. A Member who receives a distribution in violation of the Act shall be liable to the Company for the amount of the distribution to the extent provided in the Act.

(b)   No distribution shall be made to a Member to the extent such distribution would create or increase a deficit in such Member's Capital Account.

ARTICLE 8
MANAGEMENT DUTIES AND RESTRICTIONS

8.1   Management.

(a)   Subject to any limitations set forth in this Agreement, the Manager shall have the sole and exclusive right to manage, control, and conduct the affairs of the Company and to do any and all acts on behalf of the Company permitted by applicable law. The Manager shall have the power on behalf of, and in the name of, the Company to carry out and implement any and all of the objects and purposes of the Company.

(b)   The Company, and the Manager on behalf of the Company, may enter into and perform subscription agreements with Members, side letters, management services agreements, and any documents contemplated thereby or related thereto and any amendments thereto, without any further act, vote or approval of any person, including any Member, notwithstanding any other provision of this Agreement. The Manager is hereby authorized to enter into the documents described in the preceding sentence on behalf of the Company, but such authorization shall not be deemed a restriction on the power of the Manager to enter into other documents on behalf of the Company.

(c)   The Members hereby acknowledge that the Manager may be prohibited from taking action for the benefit of the Company: (i) due to confidential information acquired or obligations incurred in connection with an outside activity done by the Manager or any of their respective members, managers, directors, officers, employees, agents, Affiliates, or their respective Affiliates; (ii) in consequence of the Manager or any of their respective members, managers, directors, officers, employees, agents, Affiliates or their respective Affiliates serving as an officer, director, consultant, agent, advisor or employee of the Portfolio Company or any entity affiliated with the Portfolio Company; or (iii) in connection with activities undertaken by the Manager, or any of their respective members, managers, directors, officers, employees, agents, Affiliates, or their respective Affiliates prior to the formation of the

Company, including as a result of any prior investments in the Portfolio Company. Neither the Manager nor any Affiliate of the Manager shall be liable to the Company or any Member for any failure to act for the benefit of the Company in consequence of a prohibition described in the preceding sentence.

8.2   Designation of the Manager. The Manager initially shall be the entity listed as such in the preamble to this Agreement.

8.3   Removal or Resignation of the Manager. The Manager may be removed by a vote of the Members holding a majority in interest of the Units. The Members holding a majority in interest of the Units shall elect a successor Manager following the removal or resignation of the Manager. Unless otherwise approved by the Members holding a majority of the Units, the Manager shall not voluntarily resign as the manager of the Company.

8.4   Restrictions on the Members. Notwithstanding anything that may be contained herein to the contrary, no Member in such capacity shall take part in the control or management of the affairs of the Company or have any authority to act for or on behalf of the Company or, except as otherwise provided herein, to vote on any matter relative to the Company and its affairs except as expressly set forth in this Agreement. In addition, except as otherwise provided herein, no Member shall have the right or power to: (a) withdraw or reduce its contribution to the capital of the Company or reduce its Investment Commitment Amount; (b) to the fullest extent permitted by law, cause the dissolution and winding up of the Company; or (c) demand or receive property in return for its capital contributions. For purposes of the Act, the Members shall constitute a single class or group of members.

8.5   Certain Determinations by the Manager. All matters concerning allocations, distributions and tax elections (except as may otherwise be required by the income tax laws) and accounting procedures not expressly and specifically provided for by the terms of this Agreement shall be determined in good faith by the Manager and such determination shall be final and conclusive.

8.6   Other Activities.

(a)   The Members: (i) acknowledge that the Manager, and if applicable its respective members, managers, officers, employees, agents, Affiliates and their respective Affiliates shall not be required to manage the Company as their sole and exclusive function and are or may be involved in other financial, investment and professional activities, including but not limited to: management of or participation in other investment funds; venture capital, private equity, public equity and real estate investing; purchases and sales of Securities; investment and management counseling; otherwise making investments or presenting investment opportunities to third parties; founding, organizing or promoting new companies; acquiring equity interests or other Securities in the Portfolio Company (prior to, concurrently with, or subsequent to the Company's investment and with or without cash consideration); and serving as officers, directors, advisors, consultants, and agents of other entities; (ii) agree that, the Manager and their respective members, managers, directors, officers, employees, agents, Affiliates and their respective Affiliates may engage for their own accounts and for the accounts of others in any such ventures and activities (without regard to whether the interests of such ventures and activities conflict with or are adverse with those of the Company); and (iii) agree that the Company shall have no interest, obligation or special legal right to invest in the Portfolio Company.

8.7   Indebtedness. The Manager may not incur indebtedness on behalf of the Company, or guaranty indebtedness of the Portfolio Company; *provided, however*, that amounts borrowed on a short-term basis pending the due date of a capital call shall not be treated as indebtedness of the Company for purposes of this Section.

8.8 No Indirect Information Rights in the Portfolio Companies; Voting. Each Member hereby agrees that it shall have no access to or right to request or receive any information from a Portfolio Company as a result of its interest in the Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from a Portfolio Company other than rights or information incident to its ownership of Securities. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Companies. The Manager shall have the sole and exclusive right to vote (or abstain from voting) the Securities owned by the Company or to assign such voting rights to a third party, including, without limitation, any other interest holder in the Portfolio Company. The Manager may, but shall not be obligated to, refer any matter or proposed vote related to Securities owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in interest of the Units.

8.9 Investment Restrictions. The Manager shall not invest in Securities other than Securities of the Portfolio Company.

ARTICLE 9
INVESTMENT REPRESENTATION AND TRANSFER
OF COMPANY INTERESTS

9.1 Investment Representation of the Members. To induce the Company to sell the Units to the Members, and with the understanding that the Company is relying on the following representations and warranties, each undersigned Member hereby makes the following representations and warranties to the Company:

  (a) Units Not Registered Under Securities Laws. The Member understands that this offer is being made pursuant to an exemption from registration with the Securities and Exchange Commission under the Securities Act for limited and non-public offerings, and pursuant to similar exemptions under certain state securities laws. Consequently, the terms of the offer have not been subject to review or comment by the Securities and Exchange Commission, the securities administrator of any state, or any other regulatory authority.

  (b) Units Acquired for Own Account. The Member is acquiring the Units for such Member's own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

  (c) Restrictions on Transfer of Units. The Member will not make any resales or other dispositions of the Units by means of any "general solicitation" or "general advertisement." The Member understands that pursuant to this Agreement, he will be restricted from transferring or making any other disposition of the Units unless, among other requirements, such transfer or disposition is registered or qualified under all applicable federal or state securities laws, or unless he has first delivered to the Company written opinion of qualified counsel, satisfactory to the Company, that such registration or qualification is not required. The Member understands that the certificate representing the Units, if any, will bear a legend evidencing the restrictions on transfer described herein.

  (d) Access to Information. Any and all information about the Company, its business and personnel that was requested by the Member has been made available by the Company, and the Member has had an opportunity to question and receive satisfactory answers from the officers of the Company in connection with such Member's proposed purchase of the Units.

(e) Experience; Ability to Risk Loss. The Member has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of this investment. The Member is relying solely upon such Member's own investigation to determine whether to make an investment in the Company, and not upon any investigation or representations made by the Company or by any other Member. The Member understands that an investment in the Units of the Company involves high risk. The Member is capable of bearing all of the economic risks and burdens of this investment, including the possible loss of all capital contributed by such Member. The Member has no need for liquidity in this investment. The Member has adequate net worth and means of providing for such Member's current needs and contingencies to sustain a complete loss of such Member's investment in the Company. The Member's overall commitment to investments that are not readily marketable is not disproportionate to such Member's net worth and such Member's investment in the Units of the Company will not cause such overall commitment to become excessive.

(f) No Assurances. The Company has not made any representation or other assurance to the Member concerning the percentage of profit or the amount or type of consideration, profit or loss (including tax deductions), if any, to be realized by the Member as a result of an investment in the Units.

(g) Capacity and Authority to Contract. The Member has full power and authority to execute, deliver and perform this Agreement in accordance with its respective terms. All corporate or other action necessary to authorize the execution, delivery and performance of this Agreement by the signatory hereto has been taken. This Agreement has been duly executed on behalf of the Member. The Member represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Company.

9.2 Transfer by Member. No Member shall sell, assign, pledge, mortgage, or otherwise dispose of or transfer its Units (including by distribution of its Units to its partners or members), directly or indirectly, without the prior written consent of the Manager, which consent may be granted or denied in the sole discretion of the Manager. In the case of a proposed transfer by a Member to an Affiliate of such Member, the Manager shall not unreasonably withhold its consent to such transfer. Any purported transfer or disposition of a Unit to which the Manager does not provide its written consent, or that is not otherwise made in accordance with this Article 9, will be null and void and of no effect whatsoever, and any intended recipient of Units in violation of the provisions of this Article 9 will acquire no rights in such Units and will not be treated as a Member for any purpose.

9.3 Requirements for Transfer. Subject to the full and sole discretion of the Manager as to whether to consent to any given transfer or disposition of Units, no transfer or other disposition of Units shall be permitted unless and until:

(a) the transferor and transferee shall have executed and delivered to the Manager such documents and instruments as may be necessary or appropriate in the opinion of the Manager or its counsel to effect such transfer;

(b) the transferor and transferee shall have furnished the Manager with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units to be transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns; and

(c) the transferor shall have provided the Manager with an opinion of counsel that the transfer is:

(i)   exempt from registration under the Securities Act and from the registration requirements of any state and will not violate any laws regulating the transfer of such securities;

(ii)   will not result in the Company's termination within the meaning of Section 708 of the Code or similar rules that apply, unless such a transfer is otherwise approved by the Manager;

(iii)   will not result in termination of the Company's partnership status for tax purposes or cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code;

(iv)   will not cause 25% or more of the Company's Units to be held by "benefit plan investors," as that term is defined in ERISA or any regulations proposed or promulgated thereunder;

(v)   will not require the Company, the Manager, or any member of the Manager to register as an investment adviser under the Investment Advisers Act of 1940, as amended (to the extent not already so registered);

(vi)   result in a withholding tax obligation under Section 1446(f) of the Code;

(vii)   will not result in a violation of any law, rule, or regulation by the Member, the Company, the Manager, or any member of the Manager; and

(viii)   will not result in a violation of this Agreement.

The legal opinion required under this Section 9.3(c) shall be provided to the Manager by counsel of its own choosing and be provided in a form satisfactory to the Manager. The Manager may require that the transferring Member or the proposed transferee bear the cost of such legal opinion. Notwithstanding any provision of this Article 9 to the contrary, the Manager may, in its sole discretion, waive the requirement of an opinion of counsel, or any portion thereof, provided for in this Section 9.3. Any costs associated with such transfer (including costs associated with any required opinion) shall be borne by the transferring Member or the proposed transferee. If the transfer of Units results in an adjustment to the basis of Company property, the Manager may, in its sole discretion, require the transferring Member or the transferee Member, or both, to promptly reimburse the Company and/or the Manager upon request for any expenses (including, without limitation, accounting fees) reasonably incurred by the Company and/or the Manager (and their respective Affiliates) related to effecting adjustments to the basis of Company property and any additional tax reporting or preparation costs resulting from such transfer. Promptly upon request, each Member shall provide the Manager with any information related to such Member necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Sections 734 or 743 of the Code and (b) any other tax reporting obligations of the Company. In addition to the foregoing, no notice or request initiating the transfer procedures may be given by any Member after a dissolution event has occurred, as provided for in Article 11 hereunder.

9.4   **Substitution as a Member**. A transferee of a Member's interest pursuant to this Article 9 shall become a substituted Member only with the consent of the Manager and only if such transferee (a) elects to become a substituted Member and (b) executes, acknowledges and delivers to the Company such other instruments as the Manager may deem necessary or advisable to effect the admission of such transferee as a substituted Member, including, without limitation, the written acceptance and adoption by such transferee of the provisions of this Agreement. No assignment by a Member of its interest in the

Company shall release the assignor from its liabilities to the Company; *provided that* if the assignee becomes a Member as provided in this Section 9.4, the assignor shall thereupon so be released (in the case of a partial assignment, to the extent of such assignment).

ARTICLE 10
ROLE OF MEMBERS

10.1 Rights or Powers. Except as otherwise expressly provided for in this Agreement or the Act, the Members in such capacity shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. No matter may be submitted to the Members for approval without the prior approval of the Manager.

10.2 Nature of Rights and Obligations. Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to constitute a Member an agent or legal representative of the other Members. A Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company.

10.3 Outside Activities. Each Member and each Affiliate of such Member shall be entitled to and may have other business interests and may engage in other business activities in addition to those relating to the Company, and may engage in the ownership, operation and management of businesses and activities for its own account and for the account of others, without having or incurring an obligation to offer any interest in such properties, businesses or activities to the Company or any other Member, and no other provision of this Agreement shall be deemed to prohibit any such person from conducting such other businesses or activities, including other investments in the Portfolio Company.

ARTICLE 11
DISSOLUTION AND LIQUIDATION OF THE COMPANY

11.1 Limitation. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Article 11, and except as otherwise expressly provided for in this Agreement, the parties hereto do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company's assets.

11.2 Termination of the Company.

    (a) The Company shall dissolve, and the affairs of the Company shall be wound up, upon the earliest to occur of the following events:

        (i) upon the affirmative vote or written election of those Members holding at least 60% of the Units; or

        (ii) upon the entry of a decree of judicial dissolution pursuant to the Act.

    (b) The Manager shall manage the liquidation of the Company in its discretion; *provided, however,* that in the event that the Company is dissolved pursuant to Section 11.2(a)(i), the Members holding majority of the Units shall elect one or more liquidators to manage the liquidation of the Company in the manner described in Sections 11.3 and 11.4. No Member may sell all or any portion of its Units after the occurrence of any of the events described in Section 11.2(a).

11.3 Winding Up Procedures.

(a)   Promptly upon dissolution of the Company (unless the Company is continued in accordance with this Agreement or the provisions of the Act), the affairs of the Company shall be wound up and the Company liquidated. The closing Capital Accounts of all the Members shall be computed as of the date of dissolution as if the date of dissolution were the last day of an Accounting Period in accordance with Article 5, and then adjusted in the following manner:

(i)   All assets and liabilities of the Company shall be valued as of the date of dissolution.

(ii)   The Company's assets as of the date of dissolution shall be deemed to have been sold at their fair market values (determined in accordance with the provisions of Section 13.1) and the resulting profit or loss shall be allocated to the Members' Capital Accounts in accordance with the provisions of Article 5.

(iii)   Profits and losses during the period of winding up and liquidation shall be allocated among the Members in accordance with Article 5.

(b)   Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Securities or to make distributions in kind. All cash and each Security distributed in kind after the date of dissolution of the Company shall be distributed to the Members in accordance with Section 11.4 unless such distribution would result in a violation of a law or regulation applicable to a Member, in which event, upon receipt by the Manager of notice to such effect, such Member may designate a different entity to receive the distribution, or designate, subject to the approval of the Manager, an alternative distribution procedure (*provided* such alternative distribution procedure does not prejudice any of the other Members). Each Security so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Security or for legal reasons.

11.4 Payments in Liquidation. The assets of the Company shall be distributed in final liquidation of the Company in the following order:

(a)   to the creditors of the Company, other than Members, in the order of priority established by law, either by payment or by establishment of reserves;

(b)   to the Members, in repayment of any loans made to, or other debts owed by, the Company to such Members; and

(c)   the balance, if any, to the Members in accordance with Section 7.4.

ARTICLE 12
FINANCIAL ACCOUNTING, REPORTS AND MEETINGS

12.1 Financial Accounting; Fiscal Year. The books and records of the Company shall be kept by the Manager or its designee in accordance with the provisions of this Agreement and otherwise in accordance with the accounting methods followed by the Company for federal income tax purposes consistently applied. The Company's fiscal year shall be the calendar year.

12.2 Supervision; Inspection of Books. Proper and complete books of account of the Company, copies of the Company's federal, state and local tax returns for each fiscal year, the Schedule of Members, this Agreement and the Company's Certificate shall be kept under the supervision of the Manager at the principal office of the Company. Such books and records shall be open to inspection by the Members, or their accredited representatives, at any reasonable time during normal business hours after reasonable advance notice for purposes reasonably related to the Member's interest as a Member. Such books and records shall be maintained by the Manager or its designee for a period of four (4) years following final liquidation of the Company.

12.3 Reports. The Manager will provide periodic status reports on investments then held.

12.4 Tax Returns. The Manager shall use its best efforts to cause the Company's federal, state and local tax returns, IRS Form 1065, Schedule K-1 and any other tax information reasonably requested by a Member, to be prepared and delivered to the Members within ninety (90) days after the close of the Company's fiscal year.

12.5 Partnership Representative. (a) The Manager shall be designated the "partnership representative" within the meaning of Section 6223(a) of the Code (the "*Partnership Representative*") and the Partnership Representative shall be authorized to take any actions necessary under Treasury Regulations or other guidance to cause the Partnership Representative to be designated as such; (b) the Company and each Member agree that they shall be bound by the actions taken by the Partnership Representative, as described in Section 6223(b) of the Code; (c) the Members consent to the election set forth in Section 6226(a) of the Code and agree to take any action, and furnish Partnership Representative with any information necessary, to give effect to such election if Partnership Representative decides to make such election; (d) any imputed underpayment imposed on the Company pursuant to Section 6232 of the Code (and any related interest, penalties or other additions to tax) that Partnership Representative reasonably determines is attributable to one or more Members shall be promptly paid by such Members to the Company (pro rata in proportion to their respective shares of such underpayment) within fifteen days following its request for payment (and any failure to pay such amount shall result in a subsequent reduction in distributions otherwise payable to such Member plus interest on such amount calculated at the Prime Rate plus two percent (2%)) provided, that in making the determination of which Members (including former Members) any such imputed underpayment is attributable to, the Partnership Representative will allocate any imputed underpayment imposed on the Company (and any related interest, penalties, additions to tax and audit costs) among the Members in good faith taking into account each Member's particular status, including, for the avoidance of doubt, a Member's tax-exempt status; and (e) Sections 15.3 and 15.4 shall each apply to the Manager in its capacity as Partnership Representative.

ARTICLE 13
VALUATION

13.1 Valuation. Subject to the specific standards set forth below, and whenever the Manager is required to do so pursuant to this Agreement or otherwise, the valuation of Securities and other assets and liabilities under this Agreement shall be at fair market value. Except as may be required under applicable Treasury Regulations, no value shall be placed on the goodwill or the name of the Company in determining the value of the interest of any Member or in any accounting among the Members.

     (a)   The following criteria shall be used for determining the fair market value of equity Securities:

(i)   If traded on one or more securities exchanges, including the NASDAQ Stock Market, the value shall be deemed to be the Securities' closing price on the principal of such exchanges on the valuation date.

(ii)   If actively traded over the counter, the value shall be deemed to be the average of the closing bid and ask prices of such Securities on the valuation date.

(iii)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Manager, taking into consideration the purchase price of the Securities, performance of and change in the financial condition of the investee company subsequent to the acquisition of the Securities, changes in relevant market conditions, and such other factor or factors as the Manager may deem relevant.

(b)   The value of debt Securities shall be the fair market value thereof, as determined in good faith by the Manager.

(c)   If the Manager in good faith determines that, because of special circumstances, the valuation methods set forth in this Article 13 do not fairly determine the value of a Security, the Manager shall make such adjustments or use such alternative valuation method as it reasonably deems appropriate.

(d)   The Manager shall have the power at any time to determine, for all purposes of this Agreement, the fair market value of any assets and liabilities of the Company. It is currently anticipated that most of the Company's assets will generally be subject to restrictions on resale and generally will have no established trading market. The Manager will value substantially all of the Company's assets at fair value as determined in good faith by the Manager in accordance with its valuation policy.

ARTICLE 14
CERTAIN DEFINITIONS

14.1 1940 Act. The 1940 Act is the Investment Company Act of 1940, as amended.

14.2 Accounting Period. An Accounting Period shall be (a) a calendar year if there are no changes in the Members' respective Unit holdings during such calendar year except on the first day thereof, or (b) any other period beginning on the first day of a calendar year, or any other day during a calendar year upon which occurs a change in such Unit holdings, and ending on the last day of a calendar year, or on the day preceding an earlier day upon which any change in such respective Unit holdings shall occur.

14.3 Adjusted Asset Value. The Adjusted Asset Value with respect to any asset shall be the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Adjusted Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of contribution, as determined by the contributing Member and the Company.

(b)   In the discretion of the Manager, the Adjusted Asset Values of all Company assets may be adjusted to equal their respective gross fair market values, as determined by the Manager, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Members pursuant to Article 5, as of the following times: (i) the grant of an additional interest in the Company to any new or

existing Member; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets, unless all Members receive simultaneous distributions of either undivided interests in the distributed property or identical Company assets in proportion to their interests in Company distributions as provided in Section 7.4; (iii) the termination of the Company either by expiration of the Company's term or the occurrence of an event of early termination; and (iv) the liquidation of the Company within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g).

        (c)   The Adjusted Asset Values of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*).

    14.4 Affiliate. An Affiliate of any person shall mean (a) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with the person specified or (b) such person's immediate family members (excluding family members who do not reside in the same household).

    14.5 Capital Account. The Capital Account of each Member shall consist of its original Capital Contribution, (a) increased by any additional Capital Contributions, its share of income or gain that is allocated to it pursuant to this Agreement, and the amount of any Company liabilities that are assumed by it or that are secured by any Company property distributed to it, and (b) decreased by the amount of any distributions to or withdrawals by it, and the amount of any of its liabilities that are assumed by the Company or that are secured by any property contributed by it to the Company. The foregoing provision and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification, *provided that* it is not likely to have more than an insignificant effect on the total amounts distributable to any Member pursuant to Article 7 and Article 11.

    14.6 Capital Contribution. A Member's Capital Contribution shall mean the amount of money in U.S. dollars contributed by such Member (or such Member's predecessor in interest) to the Company in respect of such Member's Investment Commitment Amount.

    14.7 Cause. Cause with respect to any person shall mean such person's (i) being deemed incompetent, permanently incapacitated or insane, (ii) conviction of (or plea of *nobo contendere* to) any felony or any crime involving moral turpitude or dishonesty, participation in a fraud or act of dishonesty against the Company, or (iii) death.

    14.8 Code. The Code is the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

    14.9 ERISA. ERISA shall mean the Employment Retirement Income Security Act of 1974, as amended.

    14.10 Investment Commitment Amount. A Member's Investment Commitment Amount shall mean the amount such Member has committed to invest in the Company with respect to the Company's investment in the Portfolio Company.

14.11 Prime Rate. Prime Rate shall mean the floating commercial rate of interest published in the Wall Street Journal (or its successors) as its prime rate.

14.12 Profit or Loss. Profit or loss shall be an amount computed for each Accounting Period as of the last day thereof that is equal to the Company's taxable income or loss for such Accounting Period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing profit or loss pursuant to this Section shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profit or Loss pursuant to this Section shall be subtracted from such taxable income or loss;

(c)   Gain or loss resulting from any disposition of a Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Adjusted Asset Value of the asset disposed of rather than its adjusted tax basis; and

(d)   The difference between the gross fair market value of all Company assets and their respective Adjusted Asset Values shall be added to such taxable income or loss in the circumstances described in Section 14.3.

14.13 Schedule of Members. Schedule of Members shall be the schedule maintained by the Manager in the books and records of the Company detailing the name, address, Investment Commitment Amount, the Capital Contributions and the number of Units of each Member, and the other information required by this Agreement to be included therein.

14.14 Securities. Securities shall mean securities of every kind and nature and rights and options with respect thereto, including stock, notes, bonds, debentures, evidences of indebtedness and other business interests of every type, including partnerships, joint ventures, proprietorships and other business entities.

 14.15 Securities Act. Securities Act shall mean the Securities Act of 1933, as amended.

14.16 Treasury Regulations. Treasury Regulations shall mean the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

14.17 Unit. Unit or Units shall mean an ownership interest in the Company representing any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

14.18 Unreturned Capital Contributions. Unreturned Capital Contributions shall mean the amount by which the sum of a Member's total Capital Contributions exceeds the aggregate amount of distributions made to such Member pursuant to Section 7.4.

ARTICLE 15
OTHER PROVISIONS

15.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of North Carolina as such law would be applied to agreements among the residents of such state made and to be performed entirely within such state.

15.2 Limitation of Liability of the Members. Except as otherwise required by law, no Member shall be bound by, nor be personally liable for, the expenses, liabilities, or obligations of the Company, whether arising in contract, tort or otherwise. Notwithstanding the foregoing, each Member shall be required to pay to the Company, at such times and subject to the conditions set forth herein, all amounts that such Member has agreed to pay to the Company pursuant to this Agreement.

15.3 Exculpation. None of the Partnership Representative, the Manager, or their respective managers, members, partners, principals, officers, employees, Affiliates or agents shall be liable, responsible or accountable in damages or otherwise to the Members or the Company for honest mistakes of judgment, or for action or inaction, taken in good faith, or for losses due to such mistakes, action, or inaction, or to the negligence, dishonesty, or bad faith of any third party brokers or other agent of the Company, *provided that* such broker or agent was selected, engaged, and retained with reasonable care. The Manager and such persons may consult with counsel and accountants in respect of Company affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such counsel or accountants, *provided that* they shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Section shall not be construed so as to relieve (or attempt to relieve) any person of any liability by reason of fraud, bad faith, willful misconduct or gross negligence or to the extent (but only to the extent) that such liability may not be waived, modified, or limited under applicable law, but shall be construed so as to effectuate the provisions of such Sections to the fullest extent permitted by law. This Section 15.3 is intended to apply solely for the benefit of the Members, and in no way shall be construed or interpreted as inuring to the benefit of any other person or entity, including, without limitation, creditors of the Company, of the Manager or of the members of the Manager or other third parties.

15.4 Indemnification.

(a)   The Company agrees to indemnify, out of the assets of the Company only (of which the Members shall not be obligated to make further Capital Contributions other than as set forth in Section 4.2), the Manager, the Partnership Representative and their respective managers, members, partners, principals, officers, employees, Affiliates or agents (the "***Indemnified Parties***") to the fullest extent permitted by law and to save and hold them harmless from and in respect of all (a) reasonable fees, costs, and expenses, including legal fees, paid in connection with or resulting from any claim, action, or demand against the Indemnified Parties that arise out of or in any way relate to the Company, its properties, business, or affairs (but excluding matters solely between or among members of the Manager) and (b) such claims, actions, and demands and any losses or damages resulting from such claims, actions, and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the Company) of any such claim, action or demand; *provided*, *however*, that this indemnity shall not extend to any conduct which constitutes fraud, bad faith, willful misconduct or gross negligence. Expenses incurred by any Indemnified Party in defending a claim or proceeding covered by this Section shall be paid by the Company in advance of the final disposition of such claim or proceeding, *provided* the Indemnified Party (x) uses its, his or her diligent good faith efforts to seek indemnification from all other sources, (y) undertakes to repay such amount if such indemnitee receives indemnification from other sources, and (z) provides a written undertaking to the Company to repay such amount if it is ultimately determined that such Indemnified Party was not entitled to be indemnified. The provisions of this

Section 15.4 shall remain in effect as to each Indemnified Party whether or not such indemnified person continues to serve in the capacity that entitled such person to be indemnified.

(b)   Solely for purposes of clarification, and without expanding the scope of indemnification pursuant to this Section 15.4, the Members intend that, to the maximum extent permitted by law, as between (i) the Portfolio Company, (ii) the Company and (iii) the Manager and/or its Affiliates, this Section 15.4 shall be interpreted to reflect an ordering of liability for potentially overlapping or duplicative indemnification payments, with the Portfolio Company having primary liability, the Company having only secondary liability, and (if applicable) the Manager and/or its Affiliates having only tertiary and subsequent liability. The possibility that an Indemnified Party may receive indemnification payments from the Portfolio Company shall not restrict the Company from making payments under this Section 15.4 to an Indemnified Party that is otherwise eligible for such payments, but such payments by the Company are not intended to relieve the Portfolio Company from any liability that it would otherwise have to make indemnification payments to such Indemnified Party and, if an Indemnified Party that has received payments from the Company pursuant to this Section 15.4 actually receives duplicative indemnification payments from the Portfolio Company for the same costs, such Indemnified Party shall repay the Company as soon as practicable to the extent of such duplicative payments. To the extent necessary or appropriate under applicable law in order to effect such intention of the Members in the case of potentially overlapping or duplicative indemnification payments by the Company and the Portfolio Company, the Company shall, to the extent permitted by law, have a right of subrogation against the Portfolio Company (exercisable at the sole discretion of the Manager) if the Company makes payments to an Indemnified Party pursuant to this Section 15.4 with regard to the same costs for which such Indemnified Party was otherwise eligible for indemnification payments from the Portfolio Company.

(c)   If, in the discretion of the Manager, Company assets remain insufficient to fulfill any obligation of the Company pursuant to this Section 15.4 or any obligation of the Company to return some or all of the proceeds or other amounts received by the Company with respect to a Company investment (whether in connection with a breach of representations or warranties or otherwise), the Manager may recall distributions previously made to the Members solely for the purpose of fulfilling or satisfying such an obligation or liability. The obligation to recontribute distributions under this Section 15.4(c) shall be applied pro rata in proportion to the respective amounts by which the Manager and the Members' aggregate distributions from the Company (in each case, with any in kind distributions valued as of the date of distribution) would have been reduced had the returned amount not been distributed but instead had been used to fund the obligation under this Section 15.4(c).

15.5 Arbitration.

(a)   Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement, including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement ("*Claim*"), shall be resolved by final and binding arbitration ("*Arbitration*") before a panel of three (3) arbitrators ("*Arbitrators*") selected from and administered by Judicial Arbitration and Mediation Service Inc. (the "*Administrator*") in accordance with its then existing arbitration rules or procedures regarding commercial or business disputes. Each party shall select one arbitrator and the two parties shall then agree on a third arbitrator, who shall be selected from a list provided by the Administrator. The arbitration shall be held in Greenville, South Carolina.

(b)   Depositions may be taken and full discovery may be obtained in any arbitration commenced under this provision.

(c)   The Arbitrators shall, within fifteen (15) calendar days after the conclusion of the Arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The Arbitrators shall be authorized to award compensatory damages, but shall *not* be authorized (i) to award non-economic damages, such as for emotional distress, pain and suffering or loss of consortium, (ii) to award punitive damages, or (iii) to reform, modify or materially change this Agreement or any other agreements contemplated hereunder; *provided, however,* that the damage limitations described in parts (i) and (ii) of this sentence will not apply if such damages are statutorily imposed. The Arbitrators also shall be authorized to grant any temporary, preliminary or permanent equitable remedy or relief he or she deems just and equitable and within the scope of this Agreement, including, without limitation, an injunction or order for specific performance.

(d)   Each party shall bear its own attorney's fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the Administrator and the Arbitrators; *provided, however,* the Arbitrators shall be authorized to determine whether a party is substantially the prevailing party, and if so, to award to that substantially prevailing party reimbursement for its reasonable attorneys' fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), and/or the fees and costs of the Administrator and the Arbitrators. Each party shall fully perform and satisfy the arbitration award within fifteen (15) days of the service of the award.

(e)   By agreeing to this binding arbitration provision, the parties understand that they are waiving certain rights and protections which may otherwise be available if a Claim between the parties were determined by litigation in court, including, without limitation, the right to seek or obtain certain types of damages precluded by this Section 15.5, the right to a jury trial, certain rights of appeal, and a right to invoke formal rules of procedure and evidence.

15.6 Execution and Filing of Documents. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one (1) and the same instrument.

15.7 Other Instruments and Acts. The Members agree to execute any other instruments or perform any other acts that are or may be reasonably necessary to effectuate and carry on the limited liability company created by this Agreement.

15.8 Binding Agreement. This Agreement shall be binding upon the transferees, successors, assigns, and legal representatives of the Manager and the Members.

15.9 Notices; Electronic Transmission of Reports. Any notice or other communication that one Member desires to give to the Manager or another Member shall be in writing, and shall be deemed effectively given: (a) upon personal delivery to the Manager or the Member to be notified, (b) when sent by confirmed electronic mail, telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) three business (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be addressed to the Manager at the Company's principal office and to a Member at the address shown on the Schedule of Members or at such other address as a Member may designate by ten (10) days' advance written notice to the Manager and the other Members. The Manager shall be entitled to transmit to the Members by e-mail the reports required by Sections 12.3 and 12.4.

15.10 Power of Attorney. By signing this Agreement, each Member designates and appoints the Manager as its true and lawful attorney, in its name, place, and stead to make, execute, sign, and file any amendment to the Certificate and such other instruments, documents, or certificates that may from time to time be required of the Company by the laws of the United States of America, the laws of the state of the Company's formation, or any other state in which the Company shall conduct its affairs in order to qualify or otherwise enable the Company to conduct its affairs in such jurisdictions. Such attorney is not hereby granted any authority on behalf of the Members to amend this Agreement except that as attorney for each of the Members, the Manager shall have the authority to amend this Agreement and the Certificate (and to execute any amendment to the Agreement or the Certificate on behalf of itself and as attorney in fact for each of the Members) as may be required to effect:

        (a)   Admission of additional Members pursuant to Article 3; and

        (b)   Transfers of Units pursuant to Article 9;

This power of attorney granted by each Member shall expire as to such Member immediately after the dissolution of the Company or the amendment of the Company's the Schedule of Members to reflect the complete withdrawal of such Member as a Member of the Company.

15.11 Amendment.

        (a)   Other than as expressly set forth in this Agreement, subject to Section 15.11(b), this Agreement may be amended only by the affirmative vote or written consent of the Manager and the Members holding a majority of the Units.

        (b)   Notwithstanding Section 15.11(a) or anything else in this Agreement to the contrary, this Agreement shall not be amended without the consent of any Member adversely affected if such amendment would modify the limited liability of a Member or alter the economic interest of a Member, other than on a *pro rata* basis in connection with the admission of a new Member or the withdrawal of a Member pursuant to the terms of this Agreement. Further, no amendment pursuant to this Section 15.11 shall amend or modify any provision requiring the consent of all Members (or a specified percentage in interest of the Members) to a specified action unless such amendment is approved by all Members (or by the percentage in interest specified by the provision in question).

        (c)   The Company's or Manager's (or its managers', members' or employees') noncompliance with any provision hereof in any single transaction or event may be waived prospectively or retroactively in writing by the same percentage in interest of the Members that would be required to amend such provision pursuant to Section 15.11(a) or 15.11(b). No waiver shall be deemed a waiver of any subsequent event of noncompliance except to the extent expressly provided in such waiver.

15.12 Entire Agreement. This Agreement constitutes the full, complete, and final agreement of the Manager and the Members and supersedes all prior agreements, whether written or oral, between the Manager and the Members with respect to the Company. Notwithstanding the provisions of this Agreement, including Section 15.11, or of any subscription agreement, it is hereby acknowledged and agreed that the Manager on its own behalf or on behalf of the Company, without the approval of any Member or any other person, may enter into a side letter or similar agreement to or with a Member which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or of any subscription agreement, and the Manager, acting in its reasonable good faith discretion, may make all necessary conforming changes to the allocations and distributions required under Articles 5 and 7 of this Agreement and any other provision of this Agreement, so as to give effect to any such modifications. The parties hereto agree that any terms contained in a side letter or similar agreement to or with a Member

shall govern with respect to such Member notwithstanding the provisions of this Agreement or of any subscription agreement.

15.13 Titles; Subtitles. The titles and subtitles used in this Agreement are used for convenience only and shall not be considered in the interpretation of this Agreement.

15.14 Confidentiality.

(a)   This Agreement and all financial statements, tax reports, portfolio valuations, reviews or analyses of potential or actual investments, reports or other materials and all other documents and information concerning the affairs of the Company and its investments, including, without limitation, information about the Portfolio Company (collectively, the "***Confidential Information***"), that any Member may receive or that may be disclosed, distributed or disseminated (whether in writing, orally, electronically or by other means) to any Member or its representatives, pursuant to or in accordance with this Agreement, or otherwise as a result of its ownership of an interest in the Company, constitute proprietary and confidential information about the Company, the Manager and its Affiliates and the Portfolio Company (the "***Affected Parties***"). Each Member acknowledges and agrees that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. Each Member further acknowledges and agrees that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses.

(b)   Each Member agrees to hold all Confidential Information in confidence, and not to disclose any Confidential Information to any third party without the prior written consent of the Manager. Notwithstanding the preceding sentence, each Member may disclose such Confidential Information: (i) to its officers, directors, trustees, equity owners, wholly-owned subsidiaries, employees and outside experts (including but not limited to its attorneys and accountants) on a "need to know" basis, so long as such persons are bound by the same duties of confidentiality to the Company as such Member, and so long as such Member shall remain liable for any breach of this Section 15.14 by such persons; (ii) to the extent that such information is required to be disclosed in connection with any civil or criminal proceeding; (iii) to the extent that such information is required to be disclosed by applicable law in connection with any governmental, administrative or regulatory proceeding or filing (including any inspection or examination or any disclosure necessary in connection with a request for information made under a state or federal freedom of information act or similar law), after reasonable prior written notice to the Manager (except where such notice is expressly prohibited by law); (iv) to the extent that such information was received from a third party not subject to confidentiality limitations and such Member can establish that it rightfully received such information from such party other than as a result of the breach of this Section 15.14; (v) to the extent such information was rightfully in such Member's possession prior to the Company's conveyance of such information to such Member, as evidenced by the Member's prior written records; or (vi) to the extent that the information provided by the Company is otherwise available in the public domain in the absence of any improper or unlawful action on the part of such Member. Any Member seeking to make disclosure in reliance on the foregoing clauses (ii) and (iii) above shall use its commercially reasonable efforts to claim any relevant exception under such laws or obligations which would prevent or limit public disclosure of the Confidential Information and provide the Manager immediate notice upon such Member's receipt of a request for disclosure of any Confidential Information pursuant to such laws or obligations.

(c)   Each Member also agrees that any document constituting or containing, or any other embodiment of, any Confidential Information shall be returned to the Company upon the Manager's request. Notwithstanding any provision of this Agreement to the contrary, the Manager may withhold

disclosure of any Confidential Information (other than this Agreement or tax reports) to any particular Member if the Manager reasonably determines that the disclosure of such Confidential Information to such Member may result in the general public gaining access to such Confidential Information or that such disclosure is not in the best interests of the Company or its investments; *provided, however,* that to the extent that any information is not delivered to a Member based on the Manager's exercise of its discretion under this sentence, such information shall be made available for review, but not copying, during regular business hours at a location mutually determined by the Manager and such Member. In no event shall a Member be denied access to information deliverable pursuant to Section 12.4 of this Agreement.

(d) Each Member agrees to notify such Member's attorneys, accountants and other similar advisers about their obligations in connection with this Section 15.14 and will further cause such advisers to abide by the aforesaid provisions of this Section 15.14. Notwithstanding the foregoing, no Member shall be liable to the Company for any breach of this Section 15.14 by any adviser of such Member if the adviser is bound by an obligation to keep such Confidential Information confidential and such Member agrees to enforce such obligation.

[THE BALANCE OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Limited Liability Company Agreement of J. Johnson & Company RegCF SPV 2022 LLC as of the date first written above.

COMPANY:

J. JOHNSON & COMPANY REGCF 2022 LLC

By:
Name: Jason Johnson
Title: Manager
Address:_____

"THE SECURITIES EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT COVERING SUCH SECURITIES OR THE MANAGER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE MANAGER, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE 1933 ACT."

IN WITNESS WHEREOF, the parties have executed this Limited Liability Company Agreement of J. Johnson & Company RegCF SPV 2022 LLC as of the date first written above.

MEMBERS:

Entity: _____
      (if applicable)

By: _____
     (Signature)

Name: _____

Title: _____

Address:_____

Email: _____

Investment Amount (Capital Contribution): $

"THE SECURITIES EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT COVERING SUCH SECURITIES OR THE MANAGER RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE MANAGER, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE 1933 ACT."

Exhibit B

J. JOHNSON & COMPANY L.L.C.

CLASS C UNIT PURCHASE AGREEMENT

This Class C Unit Purchase Agreement (this "***Agreement***") is made as of _____ __, 2022 by and among J. Johnson & Company L.L.C., a North Carolina limited liability company (the "***Company***"), JJ&Co. SPV, LLC, a North Carolina limited liability company (the "***SPV***"), and any other purchasers listed on Exhibit A (the "**Investors**", and together with the SPV, the "**Purchasers**"). The parties hereby agree as follows.

1. <u>**PURCHASE AND SALE OF UNITS**</u>.

    1.1 <u>**Sale and Issuance of Units**</u>. Subject to the terms and conditions of this Agreement, the Purchasers agree to purchase at the Closing and the Company agrees to sell and issue to the Purchasers at the Closing up to 467,550 units of Class C unit shares (the "***Units***"), at a purchase price of $1.00 per Unit (the "***Price***").

    1.2 <u>**Closing**</u>. The purchase and sale of the Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchasers representing a majority of the Units to be sold mutually agreed upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchasers will execute counterpart signature pages to this Agreement and to the Company's Operating Agreement (the "***Operating Agreement***," and together with this Agreement, the "***Transaction Agreements***")

    2. <u>**REPRESENTATIONS AND WARRANTIES OF THE COMPANY**</u>. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated.

    2.1 <u>**Organization, Good Standing, Limited Liability Company Power and Qualification**</u>. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of North Carolina and has all limited liability company power and authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under the Transaction Agreements.

    2.2 <u>**Valid Issuance of Units**</u>. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws, and liens or encumbrances created by or imposed by a Purchaser.

    2.3 <u>**Compliance with Other Instruments**</u>. To the Company's knowledge, the sale of the Units will not place the Company in violation or default (a) of any provisions of the Articles of Organization, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or, (d) of any provision of federal or state statute, rule or regulation materially applicable to

the Company. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS**. The Purchasers hereby represents and warrants to the Company as follows.

3.1 **Purchase for Own Account**. The Purchasers are acquiring and will hold the Units for investment for his, her, or its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**").

3.2 **Access to Information**. The Purchaser has been furnished with, and has had access to, all information that he considers necessary or appropriate for deciding whether to invest in the Units, including the Operating Agreement, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Units.

3.3 **Speculative Investment**. The Purchaser is aware that his investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his financial condition, to hold the Units for an indefinite period and to suffer a complete loss of his investment in the Units.

3.4 **Authorization**. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

3.6 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Units.

3.7 **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a

partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.8   Bad Actor. None of the Purchaser, its principals, its affiliates, or any Purchaser designee(s) to the Company's Board of Directors (each an "**Purchaser Party**") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

4.   GENERAL PROVISIONS.

4.1   Company Covenants.   Within one (1) year of the date first set forth herein, the Company shall amend and modify its Operating Agreement to reflect the purchase of the Units outlined herein. In addition to those rights, obligations, and restrictions afforded to the holders of common units of the Company, the Units shall have the following rights, obligations, and restrictions: (a) the Units shall be entitled to receive dividends only after both (i) two years from the date first set forth herein (the "**Restricted Period**") and (ii) after the expiration of the Restricted Period, the Company has achieved three consecutive months of net monthly profit; and (b) the investor shall be prohibited from making any capital withdrawals from Company accounts.

4.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of North Carolina, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4   Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6   Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 4.6.

4.7   Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8   Amendments and Waivers. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and the Members holding a majority of the then-outstanding Units. Any amendment or waiver effected in accordance with this Section 4.9 shall be binding upon the Purchasers and each transferee of the Units, and each future holder of all such securities, and the Company.

4.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Organization and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12   Securities Law Restrictions. Regardless of whether the offering and sale of Units under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Units if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Unit Purchase Agreement as of the date first written above.

COMPANY:

J. JOHNSON & COMPANY L.L.C.

By: _____
Name: Jason Johnson
Title: Manager

Address: 4304 Sir Julian Court
                 Raleigh, NC 27610

IN WITNESS WHEREOF, the parties have executed this Unit Purchase Agreement as of the date first written above.

PURCHASER:

JJ&CO. SPV, LLC

By: _____
Name: Jason Johnson
Title: Manager

Address:

EXHIBIT A

Purchaser Information

Name and Address of Purchaser	Number of Class C Units Purchased	Aggregate Purchase Price

Exhibit C

SECCOND AMENDED AND RESTATED OPERATING

AGREEMENT OF

J. Johnson & Company, L.L.C.

(A North Carolina Limited Liability Company)

THE INTERESTS AND UNITS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS, OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

OPERATING AGREEMENT
OF
J. Johnson & Company, LLC

TABLE OF CONTENTS

See List of Exhibits and Addenda after the Signature Page of this Agreement.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF
J. Johnson & Company, LLC

This OPERATING AGREEMENT OF J. JOHNSON & COMPANY, LLC is hereby adopted and entered into by its Members, as defined below, and confirmed and agreed to by J. Johnson & Company, LLC, a North Carolina limited liability company ("The Company"), effective as of FEBRUARY 1st, 2021 (the "Effective Date").

This Company was formed as a North Carolina limited liability company upon the filing of its Articles of Organization with the office of the Secretary of State of the State of North Carolina under and pursuant to the North Carolina Limited Liability Company Act (the "Act").

Initially, Jason Johnson was the sole Member of the Company and the sole Member executed an Operating Agreement dated 12/2/2020 , 2020 (the "Initial Operating Agreement").

This Agreement amends and restates the Amended Operating Agreement in its entirety.

This Agreement and all future amendments and restatements are hereinafter referred to as the Operating Agreement.

ARTICLE I

DEFINITIONS

1.01   Definitions. Unless otherwise expressly provided herein, the following terms with initial capital letters shall have the meanings set forth below whenever used in this Agreement:

"Act" means the North Carolina Limited Liability Company Act, as from time to time amended, and any successor to the Act. Any reference in this Agreement to a specific statutory provision of the Act shall, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Affiliate" means any Person that, directly or indirectly, owns or Controls any other Person on an aggregate basis, including all beneficial ownership and ownership or Control as a trustee, guardian or other fiduciary, or that is Controlled by or is under common Control with such other Person.

"Agreement" means this Operating Agreement of the Company and all schedules and exhibits hereto, as from time to time hereafter amended.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"BBA Audit Provisions" means the provisions for United States federal income tax audits of entities taxable as a partnership in subchapter C of chapter 63 of the Code.

"Board" means the Board of Managers of the Company, as further described in Section 5.01(a).

"Capital Account" has the meaning set forth in Section 3.03 below.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, whenever made.

"Capital Transaction" means any transaction not in the ordinary course of business that results in the Company's receipt of cash or other consideration other than Capital Contributions made to this Company, and includes, without limitation, any transactions resulting in proceeds of sales or exchanges or other dispositions of more than a *de minimis* amount of property not in the ordinary course of business, debt financings or refinancings, condemnations, involuntary conversions, and receipts of insurance proceeds for the destruction of assets used in the trade or business of the Company.

"Class" means and refers to a particular class of Units, as more fully described in Section 2.08 and the other provisions of this Agreement. As of the date of this Agreement, the Company has three authorized Classes of Units: Class A Units, Class B Units, and Class C Units.

"Class A Member" means any Member holding any Class A Units.

"Class A Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class A Units in this Agreement.

"Class B Member" means any Member holding any Class B Units.

"Class B Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class B Units in this Agreement.

"Class C Member" means any Member holding any Class C Units.

"Class C Unit" means a Unit that has the respective rights, benefits and obligations specified with respect to Class C Units in this Agreement.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as the same may be amended from time to time. Any reference in this Agreement to a specific statutory provision of the Code will, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Company" means J. Johnson & Company, L.L.C., a North Carolina limited liability company.

"Control" (including, with correlative meanings, the terms "Controlled by" and "under common Control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Convertible Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Units or Convertible Securities, including options, warrants and convertible debt.

"Dissolution Event" has the meaning set forth in Section 9.01 below.

"Economic Interest Holder" means an owner of Units who is not a Member of the Company designated as an Economic Interest Holder of the Company on Exhibit D hereto.

"Eligible Owner" means Jason Johnson and any other Member of the Company other than a Member who has received Units in exchange for services rather than for investment. In the case of a transaction involving the purchase or sale of securities of the Company, someone is not an Eligible Owner unless the Company determines that person is permitted under securities laws to participate in such transaction under the exemption from registration the Company is using without undue burden for the Company. All such determination(s) shall be made by the Board in its sole discretion.

"Entity" means any foreign or domestic corporation, partnership, limited liability company, trust, unincorporated organization, joint venture, association or other entity, governmental body, or regulatory authority.

"Equity Securities" means the Units and the Convertible Securities of the Company.

"Exempted Securities" mean all the followings: (i) Equity Securities issued as a dividend, distribution stock split on outstanding Equity Securities; (ii) Equity Securities issued to employees and directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board and Equity Securities issued upon exercise, conversion or exchange of such plan securities under the terms of the plan; (iii) Equity Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (iv) Equity Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (v) Equity Securities issued pursuant to the acquisition of another corporation or other entity by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; (vi) Equity Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board; (vii) Equity Securities sold to the public or after the Company becomes a public reporting company;(viii) Equity Securities sold in connection

with a sale of the Company or a change in control of the Company; (ix) Equity Securities issued upon exercise, conversion or exchange of any Exempted Securities in accordance with the terms of such Exempted Securities or any plan or agreement under which such Exempted Securities were issued.

"Fully Diluted Units" means the sum of all outstanding Units of the Company and all Units of the Company issuable upon exercise or conversion of all outstanding Convertible Securities of the Company at the exercise price or conversion price then in effect, whether or not such Convertible Securities are then exercisable or convertible as provided in the Convertible Securities.

"Income" and "Loss" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) will be included in taxable income or loss), with the adjustments set forth below.

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Income and Loss pursuant to this definition shall be added to such income or loss.

(ii)   There shall be subtracted from such income or loss any expenditures of the Company not deductible in computing its taxable income or not properly chargeable to capital account (and that are not otherwise taken into account in computing Income and Loss pursuant to this definition), any expenditures contemplated by section 709 of the Code (except for amounts with respect to which an election is properly made under section 709(b) of the Code), and any expenditures resulting in a deduction for a loss incurred in connection with the sale or exchange of Company property that is disallowed to the Company under sections 267(a)(1) or 707(b) of the Code.

(iii)   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the disposed of property, notwithstanding that the adjusted tax basis of such property differs from its book value.

(iv)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation as computed on the Company's books and records for accounting purposes.

(v)   Upon any actual or deemed distribution to a Member of any Company property (other than cash or cash equivalents) with respect to any Units, there shall be included and taken into account any unrealized gain or unrealized loss attributable to such distributed property, as if such unrealized gain or unrealized loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to the fair market value of such property.

(vi)   In the event that the values of the Company assets are adjusted in accordance with Regulations section 1.704-1(b)(2)(iv)(f), the aggregate adjustments shall be included and taken into account in computing Income or Loss pursuant to the terms of this Agreement, as if the Company recognized gain or loss on a sale of such assets at such time equal to the amount of such aggregate adjustments.

(vii)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) is required under Regulations section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Income or Loss.

(viii)   Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Exhibit E of this Agreement shall not be taken into account in computing Income or Loss.

After taking into account the foregoing adjustments to taxable income, if the result is an excess of income and gains over expenditures, losses and deductions, the Company shall be treated as having "Net Income", and if the result is an excess of expenditures, losses and deductions over income and gains, the Company shall be treated as having "Net Loss". In addition, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Exhibit E of this Agreement shall be determined by applying rules analogous to those set forth above in clauses (i) through (vii).

"Interest" means all of a Member's ownership interest (within the meaning of the Act) and legal and equitable rights as an owner in the Company, including, without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any rights to participate in the management of the Company as provided in the Act and this Agreement.

"IRS" means the United States Internal Revenue Service.

"LLC Tax Cost" has the meaning set forth in Section 4.04(c)(iv).

"Majority in Interest" means, with respect to all or any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty percent (50%) of the total outstanding Units owned by all or such referenced group of Members. If not otherwise specified or restricted, a "Majority in Interest" means and refers to holders of a majority of the Company's total outstanding Units (regardless of Class) at any particular time.

"Major Member" means Jason Johnson and any Member who has made a capital contribution to the Company of One Million ($1,000,000) or more or any other Member who is designated a Major Member by the Board. In the case of a transaction involving the purchase or sale of securities of the Company, someone is not a Major Member unless the Company

determines that person is permitted under securities laws to participate in such transaction under the exemption from registration the Company is using without undue burden for the Company. All such determination(s) shall be made by the Board in its sole discretion.

"Manager" has the meaning set forth in Section 5.01(a) below.

"Member" means each Person designated as a member of the Company on Exhibit D hereto and any other Person or Persons that hereafter become a member of the Company in accordance with this Agreement, during the period in which each such Person is a member of the Company as provided pursuant to this Agreement, but does not include any Person who has ceased to be a member of the Company. "Members" refers to such Persons as a group. At any time that there is only one Member of the Company, the term "Members" when used in this Agreement means and refers to the one Member.

"New Securities" means, collectively, Equity Securities of the Company, whether or not currently authorized, other than Exempted Securities.

"Person" means an individual, a custodian for any individual under any jurisdiction's Uniform Transfers to Minors Act or similar statute, a trust or a trustee on behalf of a trust, a guardianship or guardian on behalf of a guardianship, an estate, or any Entity.

"Regulations" means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Secretary of State" means the office of the Department of the Secretary of State of North Carolina.

"Securities" means all Units and Convertible Securities of the Company.

"Securities Act" means the federal Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Service Partners" are Members who handle day to day operations and help drive business growth in line with the Company's visions, mission, goals, and values. See Section 4.09 below.

"Super Majority in Interest" means, with respect to all or any referenced group of Members, a combination of any of such Members who own, in the aggregate, more than 66.67% of the Units owned by all or such referenced group of Members.

"Tax Distributions" has the meaning set forth in Section 4.02(b) below.

"Unit" means each of the Units, which collectively constitute all of the Interests in the Company. Each individual Unit constitutes a fractional part of the Interest of each Member

in the Company representing the relative interest, rights and obligations a Member has with respect to certain economic rights, voting, and other items pertaining to the Company as set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to "Units" of a Member includes all or the portion of such Member's Interest that is represented by or attributable to, or otherwise relates to, such Units. Whole, as well as fractional, numbers of Units may be issued by the Company and/or owned by Members and other transferees of Units. Each Member's numbers and Class of Units are set forth in <u>Exhibit D</u> attached hereto, as such <u>Exhibit D</u> may be amended from time to time to reflect transfers or additional issuances of Units in accordance with the terms of this Agreement.

"<u>Unreturned Capital Contributions</u>" means with respect to each holder of Units, the excess, if any, from time to time of (i) the aggregate Capital Contributions made to the Company with respect to the holder's Units (according to class), over (ii) the sum of (A) the aggregate amount of distributions made with respect to such class of Units pursuant to Section 4.02(a)(i), and (B) the aggregate amount of liquidating distributions made with respect to such class of Units pursuant to Section 9.03.

1.02   <u>Successor Statutes and Agencies; Global Terms</u>. Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific governmental agencies or Entities includes any successor statute or regulation, or agency or Entity, as the case may be. Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "include" or "including" in this Agreement is by way of example rather than by limitation.

ARTICLE II

ORGANIZATION, OFFICES, PURPOSE, AND TERM

2.01   <u>Formation and Organization</u>. The Company was formed as a limited liability company pursuant to the Act on March 29, 2019, upon the filing of the Articles of Organization of the Company with the Secretary of State. Jason Johnson (the "<u>Organizer</u>") acted as the organizer of the Company. The Organizer's actions and conduct in connection with the organization of the Company are hereby ratified and adopted by the Company as actions and conduct by and on behalf of the Company and are deemed to be in its best interest. The organizational activities for which the Organizer was responsible having been completed, the Organizer is hereby relieved of any further duties and responsibilities in that regard, and the Company and its Members hereby agree to indemnify and hold harmless the Organizer for any loss, liability, or expense arising from the Organizer's actions or conduct in such capacity.

2.02   <u>Operating Agreement</u>. The Members and the Company hereby execute and deliver this Agreement for the purpose of governing and regulating the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. It is hereby agreed that during the term of the Company set forth in Section 2.06, all provisions of the Company's "operating agreement" (within the meaning of the Act) must be in writing or otherwise adopted

in accordance with this Agreement, the rights and obligations of Members with respect to the Company and any other Member(s) will be determined in accordance with the terms and conditions of this Agreement to the greatest extent permitted by law, and where the Act provides for rights and obligations specified in the Act that differ from or are inconsistent with the rights and obligations set forth in this Agreement, such rights and obligations shall be as set forth in this Agreement rather than as set forth in the Act, to the greatest extent permitted by law.

2.03   Name. The name of the Company is "J. Johnson & Company, LLC", and its operations shall be conducted under such name; provided, however, that the operations of the Company may be conducted under any other name deemed necessary or desirable by the Board or as may be necessary to comply with the requirements of any jurisdiction in which the Company may conduct operations.

2.04   Offices and Registered Agent. The principal office of the Company is to be located at such place as may be determined by the Board. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places. The initial registered office of the Company shall be as set forth in the Articles of Organization or as otherwise provided in the most current annual report filed with the Secretary of State. The Board may change the registered agent and registered office of the Company to such other agent or office as may be permitted under the Act, upon satisfaction of the requirements for making such a change as are set forth under the Act.

2.05   Purpose.

(a)   The principal purpose and business of the Company is to do all things and engage in all activities and business permitted under applicable North Carolina law.

(b)   The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the provisions set forth in the Articles of Organization and this Agreement.

2.06   Term. The term of the Company commenced on March 29, 2019, the effective date of the filing of the Articles of Organization of the Company with the Secretary of State pursuant to the Act. The Company shall continue in existence in perpetuity, unless the Company's Articles of Organization are amended to provide for a definite period of duration, in which case the Company shall continue in existence until the close of business on the last day of such period, or unless the Company is sooner dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

2.07   Income Tax Classification of Company. At such time or times as the Company may be treated for purposes of federal income taxation as having more than one owner, the Company shall be classified as a partnership for purposes of federal income taxation in accordance with Regulations section 301.7701-3, unless and until the Board and a Majority in Interest of the Members gives written consent to the Company's making an affirmative election

with the IRS to be classified for federal income tax purposes as an association taxable as a corporation.

2.08   Nature of Units and Interests. The Interests and Units in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. No Member and no successor, Manager, or assignee of any Member shall have any right, title, or interest in or to any Company property or the right to partition any real property owned by the Company. Interests or Units may, but need not necessarily, be evidenced by a certificate of ownership interest issued by the Company, in such form as the Board may determine. As of the date of this Agreement, the capital structure of the Company shall consist of the number of Units and Classes of Units set forth on Exhibit C hereto. The Company's Classes of Units shall have the relative rights, privileges, preferences, restrictions, and limitations as provided in this Agreement.

ARTICLE III

MEMBERS, UNITS, AND CAPITAL CONTRIBUTIONS

3.01   Members, Units, and Capital Contributions.

(a)   Each Member hereby agrees to contribute cash or cash equivalents to the Company in the amount set forth on Exhibit D attached hereto as such Member's initial Capital Contribution, at such time as the Board may determine in exchange for which the Company hereby issues the number of Units of each Class to such Member as set forth beside such Member's name on Exhibit D attached hereto. The name, address, and number of Units of each Class of each Member are as listed on Exhibit D attached hereto, which Exhibit may be amended by the Board without obtaining the consent or approval of the Members as of the effectiveness of any subsequent transfer or issuance of any Interest or Units that is in accordance with this Agreement.

(b)   Unless such Member otherwise agrees in writing, a Member has no obligation to make any Capital Contribution to the Company beyond the Capital Contributions described in this Section 3.01 or any additional Capital Contribution that might be required with respect to a tax audit of the Company as provided in Section 4.04(c) below. A Member shall not be entitled to interest on any Capital Contributions, or to a return of any Capital Contributions, except as specifically provided in this Agreement.

(c)   Upon approval of the terms thereof by the Board, any Member may make a loan to the Company upon commercially reasonable terms. Loans by a Member to the Company shall not be considered Capital Contributions.

3.02   Liability of Members. A Member shall not be liable for the debts, liabilities, or obligations of the Company beyond the Capital Contributions the Member has made or has agreed to make in writing, or as provided in Section 4.04(c) with respect to a share of any LLC Tax Cost. Except as otherwise expressly provided herein, a Member shall not be required to contribute to the capital of, or to loan any funds to, the Company.

3.03   Capital Accounts. The Company shall maintain separate capital accounts (each a "Capital Account") for each Member pursuant to the principles of this Section 3.03 and Regulations section 1.704-1(b)(2)(iv). The initial Capital Account with respect to the Units of each Member shall be the initial amounts contributed to the Company in exchange for the Units pursuant to Section 3.01(a). In the maintenance of Capital Accounts for the Members, the following provisions will apply.

(a)   Each Member's Capital Account shall be increased by the amount of any cash and the agreed fair market value of any other property contributed by such Member as an additional Capital Contribution, such Member's distributive share of Income and Net Income, any items in the nature of income or gain that are specially allocated to such Member pursuant to Exhibit E to this Agreement, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by the amount of cash and the fair market value of any other Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Loss and Net Loss, any items in the nature of deduction or loss that are specially allocated to such Member pursuant to Exhibit E to this Agreement, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c)   Upon the transfer of all or any portion of any Member's Units in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d)   The provisions of this Section 3.03 and other portions of this Agreement relating to allocations and the proper maintenance of Capital Accounts are designed and intended to comply with the requirements of Regulations section 1.704-1(b). The Members intend that such provisions be interpreted and applied in a manner consistent with such Regulations. The Board is authorized to modify the manner in which the Capital Accounts are maintained if the Board determines, after consultation with the Company's tax advisors, that such modification (i) is required or prudent to comply with the Regulations and (ii) is not likely to have a material adverse effect on the amounts distributable to any Member of the Company.

3.04   Withdrawal or Reduction of Contributions to Capital.

(a)   No Member has the right to withdraw all or any part of his, her, or its Capital Contributions or to receive any return on any portion of his, her, or its Capital Contributions, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital Contributions, no Member has the right to receive property other than cash; provided, however, that no Member has the right to refuse an in-kind distribution of property.

(b)   Except as may be otherwise set forth in Article IV, no Member will have priority over any other Member, either as to the return of Capital Contributions or as to Net

Income, Net Loss, or distributions; provided, however, that this subsection does not apply to loans (as distinguished from Capital Contributions) that a Member has made to the Company.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.01 Allocation of Income and Loss. After first giving effect to any required special allocations provided in Exhibit E attached hereto, for purposes of maintaining Capital Accounts and in determining the rights of the Members among themselves, Net Income or Net Loss, if any, as determined for book purposes within the meaning of Regulations section 1.704-1(b), for all years or other periods, shall be allocated to the Members in accordance with the provisions set forth below.

(a) Net Income, if any, for a year or other allocation period shall be allocated to and among the holders of Units in the following order and priority:

(i) First, Net Income shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to their Units pursuant to Section 4.01(b)(iii), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(i).

(ii) Next, Net Income shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Loss previously allocated to their Units pursuant to Section 4.01(b)(ii), over (B) the aggregate amount of Net Income previously allocated to such Units under this Section 4.01(a)(ii).

(b) Net Loss, if any, for a year or other allocation period shall be allocated to the holders of Units in the following order and priority:

(i) First, Net Loss will be allocated to and among the holders of Units in proportion to and to the extent of their Units' amounts of the excess, if any, of (A) the aggregate amount of Net Income previously allocated to their Units pursuant to Section 4.01(a)(iii), over (B) the aggregate amount of Net Loss previously allocated with respect to such Units under this Section 4.01(b)(i).

(ii) Next, Net Loss shall be allocated to and among the holders of Units in proportion to and to the extent of their Units' amount of the excess, if any, of (A) the sum of (I) the aggregate Capital Contributions made with respect to such Units as of and through the time of the allocation, plus (II) the aggregate amount, if any, of Net Income previously allocated to such Units under Section 4.01(a)(ii); over (B) the aggregate amount of Net Loss previously allocated to such Units under this Section 4.01(b)(ii).

(iii)   Finally, any remaining Net Loss shall be allocated to and among the holders of Units in proportion to the number of Units held.

(c)   All allocations of Net Income and Net Loss made under this Section 4.01 shall be made as of the last day of each year of the Company or other period for which allocations are being made. If for any fiscal year of the Company the number of Units or Classes of Units change during such year, any allocations under Sections 4.01(a) or 4.01(b) for the fiscal year determined by reference to "Percent shall be made to and among the holders of Units based on the number of Units held as in effect during the periods when the transaction(s) giving rise to the Net Income or Net Loss amounts occurred, based on an interim closing of the books or such other methodology as the Board, with the advice of the Company's tax advisors, may determine in good faith to be reasonable and permitted under applicable federal income tax authorities.

(d)   For purposes of determining the amount of Net Income and Net Loss to be allocated pursuant to Section 4.01(a)-(b), to the extent any prior allocations of Net Income and Net Loss under specific clauses of those paragraphs have been subsequently offset with allocations of Net Income and Net Loss pursuant to clauses of Section 4.01(a)-(b) specifically referencing the clauses such prior allocations were made under, such prior allocations of Net Income and Net Loss shall be disregarded for purposes of computing subsequent allocations.

4.02   Distributions. Subject to any nondiscretionary restrictions or limitations regarding distributions imposed on the Company by the Act or under any loan agreements, other financing documents, or other contracts or agreements to which the Company or its property may be subject, the Board may, in its sole discretion, cause the Company to make distributions of cash or other property in such aggregate amounts as the Board may determine, at any time and from time to time, and any such distributions shall be made to and among the Members as set forth in the remaining provisions of this Section.

(a)   Regular Distributions. Distributions shall, after reducing the distributable cash or other property for any required Tax Distributions to be made pursuant to Section 4.02(b), be made to and among the Members in the following order and priority.

(i)   First, distributions shall be made to the holders of Units in proportion to and to the extent of their Units' respective amounts of Unreturned Capital Contributions until the Unreturned Capital Contributions of each such holder of Units, with respect to such Units, has been reduced to zero.

(ii)   Next, distributions shall be made to and among all of the holders of Units of each Class in accordance with the number of Units held.

(b)   Tax Distributions.

(i)   If the total distributions of cash and/or other property (based on the fair market value of such other property) that otherwise would be distributable to any Member with respect to a year (either during such year or within ninety (90) days thereafter and identified as being with respect to the immediately preceding year) under this Agreement, but without

regard to this Section 4.02(b), are less than an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of the allocation to such Member of the Company's Net Income for such year, then the Board shall use its commercially reasonable efforts to cause the Company to make, by ninety (90) days after the end of such year, distributions in cash (to the extent available) under this Section 4.02(b) (such distributions being referred to as the "Tax Distributions") to all such Members in the amount of, and in proportion to, their amounts of such underage. For purposes of this Section 4.02(b), each Member's aggregate income tax liability with respect to such Company taxable income shall be calculated: (i) as if such Member were (A) a natural human being resident in the State of North Carolina, (B) taxable at the maximum combined effective rate provided for under applicable federal and North Carolina state income tax laws (as determined from time to time by the Board in its reasonable judgment after consulting with tax advisors to the Company) with respect to such taxable income, taking into account the character of the items of income; and (ii) as if allocations from the Company were, for such year, the sole source of income and loss for such Member. If the total distributions that otherwise would be distributed with respect to a year to each Member under this Agreement, without regard to this Section 4.02(b), are sufficient to satisfy the minimum amounts of distributions required to be paid to each Member under this Section 4.02(b), then no Tax Distributions will be paid for such year, and distributions for such year will be payable pursuant to the other provisions of this Agreement. Furthermore, no Tax Distributions are to be paid in connection with the dissolution and liquidation of the Company.

(ii)   Tax Distributions may be made during a year to enable the Members to satisfy estimated tax liabilities with respect to income and gains realized by the Company (and not otherwise covered by distributions) during such year, and such Tax Distributions shall be treated during such year as advances (and not distributions). If such advances or portions thereof are required to be returned at the end of a year (after review of such Member's share of the Company's taxable income for which Tax Distributions are distributable), such portions shall be returned promptly to the Company without interest. Any portion of such advance not required to be returned at the end of the year shall be deemed a Tax Distribution at that time. Any tax "withholding" or similar payments made by the Company pursuant to Section 4.05 on behalf of a Member with respect to a Member's share of Company income or distributions with respect to a year shall be treated by the Company as distributions creditable against the Tax Distributions requirement for such year under this Section 4.02(b), if the Member does not reimburse the Company for such "withholding" or similar payments.

(iii)   All Tax Distributions made by the Company to or on behalf of a Member shall, for purposes of determining future distributions to be made to such Member under Section 4.02(a)(iii), be treated as a prepayment of distributions otherwise to have been made to such Member under Section 4.02(a)(iii), by reducing the amount of the next succeeding distribution or distributions otherwise distributable to such Member under Section 4.02(a)(iii) by the amount of Tax Distributions for which no prior reduction under Section 4.02(a)(iii) has been made.

(c)   Right of Set-Off. The Board will have the right to cause the Company to apply all or any portion of any amount of a distribution otherwise distributable to a Member against any advances or other sums then due and owing to the Company from or on behalf of

such holder of Units, including, without limitation, advances under Section 4.05 that are not repaid. The portion of any such distribution so applied as a set-off against amounts due and owing shall, even though not physically distributed to the Member, be treated as a distribution with respect to the Member's Units for purposes of this Agreement, including, but not limited to, the determination of the Member's Capital Account balance and the amount of future allocations and distributions to which the Member is entitled. In addition, to the extent the amount applied is being set off for payment of an unpaid Capital Contribution, the amount shall be treated as a Capital Contribution by the Member as of the date of the distribution so applied.

4.03   Allocations for Tax Purposes; Effect of Change of Units. Except as otherwise provided herein, each item of income, gain, loss, or expense of the Company shall be allocated to the Members in the same manner as allocations are made of Net Income, Net Loss and other items of income, gain, loss, or expense pursuant to Section 4.01 and Exhibit E. If (i) there is a transfer of, or issuance of any additional, Units in the Company other than as of the end of a calendar year, and (ii) after such transfer or additional issuance the Company is treated as a partnership for federal income tax purposes, then all items to be allocated, credited, charged or distributed for such year shall be prorated in accordance with section 706 of the Code, using any convention permitted by law and selected by the Board; provided, however, that if the Company utilizes the cash method of accounting, certain "allowable cash basis items" as defined in Code section 706(d)(2) shall be allocated as therein specified. Selection of the specific allowable method will be made by the Board, unless a transferor Member and a transferee themselves specify, with respect to the transferred Units, a method that is permitted under the Code. A Manager will have no liability to any Member in connection with the determination of each Member's share of prorated allocations of income or losses if such allocations were made in good faith in accordance with the terms of this Agreement or in reliance on the advice of the Company's accountants or tax counsel.

4.04   Partnership Tax Items and Modifications to Allocations. At all times during which the Company is treated as a partnership for federal income tax purposes, the following provisions shall apply.

(a)   Tax Elections. The Board, in its sole discretion, may cause the Company to elect pursuant to section 754 of the Code and the Regulations to adjust the basis of the Company assets as provided by sections 743 or 734 of the Code and the Regulations thereunder. The Company shall make such other elections for federal income tax purposes as may be determined by the Board, acting in its sole and absolute discretion.

(b)   Tax Accounting Amendments. The Board shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01 to become effective, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c), and 1.704-3 upon the happening of: (i) a liquidation of the Company within the meaning of Regulations section 1.704-1(b)(2)(ii)(g); (ii) the contribution or distribution of any property, other than a *de minimis* amount, to or by the Company in exchange for Units or another form of Interest in the Company; or (iii) the issuance of Units or another form of Interest (other than a *de minimis* Interest) as consideration for the provision of services to or for the benefit of the Company by an existing

Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member; provided, however, that adjustments pursuant to clauses (ii) or (iii) are to be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. Under any other circumstance, the Board shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 10.01, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c) and 1.704-3, but only if the Board determines that such amendment (I) is required or prudent to comply with the Regulations and (II) is not likely to have a material effect on the amounts distributable to any Member of the Company.

        (c)   Tax Audit Provisions.

        (i)   For each taxable year of the Company, a "Tax Matters Representative" will be selected to serve as the Company's "partnership representative" within the meaning of Code section 6223(a), which must be a Member, Manager, or other Person permitted to serve as the Company's "partnership representative" under such Code section 6223(a) and any Regulations or other administrative guidance promulgated thereunder. The Tax Matters Representative shall be selected, and may be changed from time to time to any other Person permitted to serve in such role under the Code, Regulations, or other applicable authority, in either case as determined by a Majority of the Board. As of the date of this Agreement, Jason Johnson is hereby identified as the initial Tax Matters Representative.

        (ii)   The Tax Matters Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member and other holder of Units agrees to, and shall, (A) cooperate with the Tax Matters Representative in the determination of the liability of the Company and each Member or other holder of Units pursuant to this Section 4.04(c), including providing such information and documentation as is reasonably requested by the Tax Matters Representative in connection with any audit proceedings concerning the Company, and (B) do or refrain from doing any or all things reasonably required by the Tax Matters Representative to conduct such proceedings. Any direct, out-of-pocket expense incurred by the Tax Matters Representative in carrying out his, her, or its obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the Tax Matters Representative will be reimbursed. If, for any taxable year of the Company, the Company qualifies to make the election under Code section 6221(b) (or successor provision) to have federal income tax audits and other similar proceedings undertaken at the Member level rather than at the Company level, the Tax Matters Representative shall cause the Company to make such election on its federal income tax return (and similarly on any state or other income tax returns as may be permitted or necessary) for the applicable taxable year, unless and except as otherwise approved by a Majority of the Board. The Tax Matters Representative shall additionally have sole authority to appoint on behalf of the Company any "designated individual" under Code section 6223 and Regulations thereunder.

(iii)   In connection with any of the actions set forth in this Section 4.04(c), the Tax Matters Representative, after consulting with the Company's tax or accounting advisors, has the authority to determine the proper tax and accounting treatment of such action in his, her or its reasonable discretion and in reliance upon the applicable Code and Regulations promulgated thereunder.

(iv)   If the Company incurs any liability for taxes, interest, or penalties by reason of an Internal Revenue Service audit under the BBA Audit Provisions or a similar liability by reason of an audit by a state or local government tax authority (the "LLC Tax Cost"), upon the consent of a majority of the Board, the Tax Matters Representative may require the Members and any or other holders of Units (including any former Member or holder of Units) to whom such liability relates, as reasonably apportioned and determined in good faith by the Tax Matters Representative based on consultation and advice from the Company's professional tax advisors, to pay, and each such Member or other holder of Units (including any former Member or holder of Units) hereby agrees to pay, such amount to the Company of the LLC Tax Cost as is attributable to the Interest of the current or former Member (or other holder of Units) for the taxable period in issue. Any such amount shall not be treated as a Capital Contribution or increase in Unreturned Capital Contribution for purposes of any provision herein that affects distributions to the Members, and shall not be treated as a Capital Contribution in any respect except for the limited purpose of crediting the holder's Capital Account therefor if and as may be required by the Regulations or other applicable federal tax authority. Any such amount not paid by a current or former Member or other holder of Units at the time reasonably requested by the Tax Matters Representative shall accrue interest at the rate set by the Tax Matters Representative (not to exceed the maximum rate permitted by law), compounded monthly, until paid, and such current or former Member (or other holder of Units) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is reasonably requested by the Tax Matters Representative, and for this purpose the fact that the Company could have paid this amount with other funds shall not be taken into account in determining such damages. Without reduction in the obligation of a current or former Member or other holder of Units under this Section 4.04(c), any amount paid by the Company that is attributable to a current or former Member or other holder of Units, as determined by the Tax Matters Representative in its reasonable discretion, and that is not paid by such a current or former Member or other holder of Units as provided above in this paragraph, may be treated, for all purposes of this Agreement, as a distribution by the Company to such a current or former Member or other holder of Units, and reduce the amounts otherwise distributable or payable to such Person under Sections 4.02 or 9.03 or under any redemption or other agreement for payments to such Person.

(v)   The obligations of each current and former Member or other holder of Units under this Section 4.04(c) shall survive any transfer or assignment by such Member or other holder of its Interest and the dissolution of the Company.

(d)   Code Section 704(c). In accordance with section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such

property to the Company for federal income tax purposes and its fair market value (as agreed by the Company and the contributing Member) at the time of contribution. If any Company asset has been revalued on the books of the Company and the Capital Accounts of the Members adjusted under section 1.704-1(b)(2)(iv)(f) of the Regulations, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its adjusted book value in the same manner as, but not necessarily under the same convention(s) or method(s) specifically used by the Company for its allocations actually made or to be made by the Company, under section 704(c) of the Code and the Regulations thereunder.

(e)   Tax Returns. The Board shall cause the Company to file a federal income tax return and all other tax returns required to be filed by the Company for each fiscal year or part thereof for which such returns are required. In connection with all such returns, the Board shall provide to each Person who at any time during the fiscal year was recognized under this Agreement as a holder of Units with an annual statement or statements (including a copy of Schedule K-1 to Internal Revenue Service Form 1065 or any successor Form) indicating such Person's share of the Company's income, loss, gain, expense and other items relevant for federal income tax purposes and any appropriate state or local income tax purposes.

4.05   Tax Withholding. The Board is hereby authorized to cause the Company to pay, on behalf of or with respect to any Member or any transferee of Units that is not a Member, any amounts to a federal, foreign, state or local taxing authority as may be necessary for the Company to comply with tax withholding provisions of the Code, the North Carolina General Statutes, or other income tax or revenue laws of any applicable taxing authority, whether because the Member or transferee is considered a nonresident for North Carolina income tax purposes or not to be a "United States person" for federal income tax purposes or for any other reason. Any such amount paid by the Company shall be treated as a distribution by the Company to such Member or transferee, and shall be offset against any distributions otherwise due to the Member or transferee. In addition, if the amount of any such tax withholding or payment exceeds the amount of unpaid distributions otherwise owing to such Member or transferee with respect to the year or other period for which such tax payment was made, the Company shall, in the sole discretion of the Board, either (i) treat such excess amount as an offset against any future distributions to be made to such Member or transferee, or (ii) require the Member or transferee on whose behalf such payments were made to reimburse the Company for such excess amount.

4.06   Limitation on Distribution. Notwithstanding Section 4.02 hereof, no distribution may be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act, in any other applicable law, or pursuant to any contractual obligations of the Company with lenders or other Persons.

4.07   Books of Account; Member Inspection Rights.

(a)   The Board shall maintain, or otherwise cause the Company to maintain, books, records and accounts of all operations and expenditures of the Company, and shall determine all items of income, expense, Net Income, and Net Loss in accordance with the method of accounting selected by the Board, consistently applied. All of the records and books

of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company or another location designated by the Board and shall be open to the inspection and examination of the Members or their Managers during reasonable business hours. Such right of inspection and examination may be exercised through any agent or employee of a Member designated by it or by an attorney or independent certified public accountant designated by such Member. Such Member shall bear all expenses incurred in any examination made on behalf of such Member. Notwithstanding the foregoing, Members shall not be entitled to the information set forth in section 57D-3-04(a)(4)(ii) of the Act.

(b)   All expenses in connection with the keeping of the books and records of the Company and the preparation of financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

4.08   Incentive Interest Safe Harbor Election. In furtherance and not derogation of the authority granted to the Board under Article V, subject to the terms hereof, the Board is hereby authorized to cause the Company to make the safe harbor election for valuing Interests issued in connection with the performance of services by any employee (or other service provider) as contemplated in IRS Notice 2005-43 (the "Safe Harbor Election"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations section 1.83-3(l) and IRS Notice 2005-43, whether promulgated in the form of one or more final Regulations, revenue rulings, revenue procedures, notices, and/or other IRS guidance (collectively, the "Ultimate Rules"). Such Safe Harbor Election shall be made if, and at such time as, the Board may determine in its sole discretion. In connection with any Safe Harbor Election, the provisions below in this Section also shall apply.

(a)   Binding Election. Any such Safe Harbor Election shall be binding on the Company and on all of its holders of Interests with respect to all transfers of Interests made while a Safe Harbor Election is in effect. A Safe Harbor Election, once made, may be revoked at any time by the Company, upon determination by the Board in its sole discretion, as permitted by the Ultimate Rules or any other applicable rule.

(b)   Agreement to Comply. Each holder of Units or any other Interest, by signing this Agreement or by accepting a transfer of any Units or any other Interest in the Company, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to any Interest to which the Safe Harbor Election applies while the Safe Harbor Election remains effective.

(c)   Filings. The Board shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to transfers of such Interests.

(d)   Board's Authority to Amend. The Board is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Ultimate Rules or any other rule or rules, including the allocation provisions of the Agreement, that may be required in order to provide for a Safe Harbor Election

and the ability to maintain or revoke the Safe Harbor Election, and the Board shall have the authority to execute any such amendment by and on behalf of each Member or other holder of Units.

(e) Agreement to Cooperate. Each holder of Units or any other Interests agrees to (i) cooperate with the Company and the Board to perfect and maintain any Safe Harbor Election, (ii) timely execute and deliver any documentation with respect thereto reasonably requested by the Board, and (iii) take no position in any filings or other communications with the IRS or any other taxing authority that is contrary to any Safe Harbor Election in effect for the Company.

(f) Binding on Transferees and Assignees. No transfer, assignment, or other disposition of any Units or other Interest by a holder of any Interest shall be effective unless prior to such transfer, assignment, or disposition the transferee, assignee, or intended recipient of such Units or other Interest shall have agreed in writing to be bound by the provisions of this Section 4.08, in a form satisfactory to the Board.

4.09 Service Partners Compensation and Allocations

(a) Service Partner's base compensation and any bonus shall be determined monthly by the Company in accordance with the Company's then existing policies and shall be a priority return of Company profits in exchange for services rendered.

(b) If allocations of priority returns available to Service Partner(s) exceed the profits of the Company for the year of allocation, Service Partner(s) agrees to refund to the Company their proportionate share of such excess allocations.

ARTICLE V

MANAGEMENT

5.01 Duties and Authority of Board of Managers.

(a) Authority of Board of Managers. All limited liability company powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, its Board of Managers (the "Board") or by such executive or other committees as the Board may establish pursuant to this Agreement, except only for those acts and things as to which approval by the Members is expressly required by the Articles of Organization, this Agreement, the Act, or other applicable law. The business and affairs of the Company shall be managed by its Board and by any officers as may be authorized by the Board, and not by any of the Members in their roles as members. Except as otherwise expressly provided in this Agreement, (i) the Board shall conduct, direct, and exercise full control over all activities, policies and affairs of the Company, and (ii) all management powers over the business and affairs of the Company shall be exclusively vested in the Board, subject to the Board's authority to delegate powers and duties to the officers and others as set forth herein. Each member of the Board is sometimes referred to herein as a "Manager". If the Company at

any time is required under the Act or any other applicable laws to have or designate one or more Persons as being a "manager", the Board is hereby authorized to designate such Person or Persons as it may determine as a "manager" and give any such manager such rights, powers, and duties as the Board may determine. Except for any managers who may be designated by the Board as described in the immediately preceding sentence, the Managers and any Company officers apportioned by the Board shall be the Company's "company officials" as such term is defined in the Act.

(b)   Notwithstanding the delegation of authority, power, and discretion granted to the Board under the other provisions of this Article V to govern the business and affairs of the Company, the consent of a Majority in Interest of the Members voting as a single class must be obtained to amend this Agreement or the Articles of Organization, subject to any other vote as provided in Section 10.1 of this Agreement.

(c) Notwithstanding the delegation of authority, power, and discretion granted to the Board under the other provisions of this Article V to govern the business and affairs of the Company, the consent of a Majority in Interest of the Class A Members and a Majority in Interest of the Class C Members voting as separate classes must be obtained to approve or authorize the following actions on behalf of the Company:

(i)   sell, transfer, or otherwise dispose of all or substantially all of the assets of the Company other than in the ordinary course of business prior to its dissolution and winding up under the Act;

(ii)   dissolve the Company voluntarily; or

(iii)   merge or consolidate the Company with or into another Entity; provided, however, that while the Board is generally authorized to cause the Company to convert into another Entity pursuant to a statutory conversion without any approval of the Members, approval shall also be required of any merger, consolidation, or statutory conversion of the Company with or into another Entity from each Member, if any, that will have personal liability for obligations of the surviving Entity after the merger, consolidation, or statutory conversion that is greater than the liability to which the Member was subject prior to such merger, consolidation, or statutory conversion. (This clause (iv) is specifically intended to override the default voting requirements set forth in Article 9 of the Act for the Members' approval of a merger, consolidation, or conversion of the Company with or into another Entity.)

5.02   Election, Term and Removal of Managers .

(a)   Number and Appointment of Managers. The number of Managers constituting the Board of Managers shall initially be fixed at one (1). The number of Managers constituting the Board may be hereafter increased or decreased from time to time upon the written determination of Members constituting a Majority in Interest of the Members. Managers may, but need not, be residents of the State of North Carolina or officers or Members of the Company. The name, address, and consent of each initial Manager and any additional or

successor Manager to serve in such capacity shall be evidenced in the form of Exhibit B attached hereto and made a part hereof.

(b)   Term of Managers. Each Manager shall hold office until the earliest to occur of the death, resignation, removal by the Members (as provided in Section 5.02(d) below), or expiration of the stated term in office, if any, of such Manager.

(c)   Resignation. Any Manager may resign at any time by giving written notice to the Board. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member or officer shall not affect the resigning Manager's rights as a Member or officer under this Agreement.

(d)   Removal. A Manager may be removed at any time and from time to time, with or without cause, only by written consent or pursuant to a vote of a Majority in Interest of the Class A Members.

(e)   Vacancies. Any vacancy occurring in a position on the Board, for any other reason, shall be filled as follows by the vote or approval of a Majority in Interest of the Members.

(f)   Chairman of the Board. There may be a Chairman of the Board elected by the Managers from their number at any meeting of the Board. The Chairman shall preside at all meetings of the Board and perform such other duties as may be directed by the Board. He or she shall have the power to call any regular and any special meetings of the Board.

(g)   Compensation. Except to the extent that the Members, by determination of a Majority in Interest of the Members, may otherwise approve or as set forth in this Section 5.02(g), a Manager shall not receive any compensation for serving in the capacity as a Manager; except that upon the determination of the Board, the Company may reimburse the Managers for reasonable out-of-pocket expenses incurred by attending regular and special meetings of the Board or of any committee thereof.

(h)   Board Committees. The Board, by resolution adopted by a majority of the number of Managers in office when the action is taken, may designate two or more Managers to constitute an executive committee and other committees, each of which, to the extent authorized by law and provided in such resolution, shall have and may exercise all of the authority of the Board in the management of the Company. Each committee member serves at the pleasure of the Board. The provisions in this Agreement that govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board apply to committees established by the Board.

5.03   Meetings of the Board.

(a)   Meetings. Meetings of the Board may be called by or at the request of the Chairman of the Board, if any, by the President of the Company, or by any two Managers. Such

meetings may be held either within or without the State of North Carolina, as fixed by the Person or Persons calling the meeting.

(b)   Notice of Meetings. Meetings of the Board may be regular meetings, which may be held without notice if each Manager has received a schedule of all such regular meetings at least two weeks prior to the date on which such meeting shall be held. Special meetings of the Board may be held if the Person or Persons calling a special meeting, provides, at least two (2) days before the meeting, notice thereof by any usual means of communication, including without limitation by electronic mail or other electronic means. Such notice need not specify the purpose for which the meeting is called.

(c)   Waiver of Notice. Any Manager may waive notice of any meeting. The waiver must be in writing, signed by the Manager entitled to the notice and delivered to the Company for inclusion in the minutes or filing with the Company's records. A Manager's attendance at or participation in a meeting will constitute a waiver of notice of such meeting, unless the Manager at the beginning of the meeting (or promptly on arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(d)   Manner of Acting at Meetings. Except as otherwise expressly set forth in this Agreement, the affirmative vote (whether by proxy or otherwise) of a majority of the members of the Board (and not just a majority of the members present at a meeting thereof) shall be the act of the Board. Except in circumstances where this Agreement provides for a higher level of approval, whenever the term "the approval of the Board" or any like or similar term is used in the Agreement, such term shall mean the approval of the majority of the number of Managers fixed pursuant to this Agreement and not merely a majority of the Managers in attendance at a meeting.

(e)   Presumption of Assent. A Manager who is present at a meeting of the Board or a committee of the Board when Company action is taken is deemed to have assented to the action taken unless (i) he or she objects at the beginning of the meeting (or promptly upon his or her arrival) to holding it or transacting business at the meeting, (ii) his or her dissent or abstention from the action taken is entered in the minutes of the meeting, or (iii) he or she files written notice of his or her dissent or abstention with the presiding officer of the meeting before its adjournment or with the Company immediately after the adjournment. Such right to dissent shall not apply to a Manager who voted in favor of such action.

(f)   Action without Meeting. Action required or permitted to be taken at a meeting of the Board may be taken without a meeting if evidenced by a written consent, signed and executed by a majority of the number of Managers fixed pursuant to this Agreement (as such number may be increased or decreased pursuant to Section 5.02(a)), except to the extent a higher percentage of the Managers must give their affirmative vote for such action by the Company to be effective under this Agreement. The written consents shall be signed by each Manager before or after such action, shall describe the action taken, and shall be included in the minutes or filed with the Company's records. Such action will become effective when the last Manager necessary for approval of the action signs the consent, unless the consent specifies a different date. A Manager's

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consent hereunder may be in electronic form and may be delivered to the Company by electronic mail or other electronic means. Any reasonable manifestation of Manager's assent shall be considered such Manager's "signature" for this purpose.

(g) Electronic Participation in Meetings. Any one or more Managers or members of a committee may participate in a meeting of the Board or committee by means of a conference telephone or similar communications device that allows all persons participating in the meeting to simultaneously communicate with all other Persons participating in the meeting, and such participation in a meeting shall be deemed presence in person at such meeting.

5.04   Proxies. A Manager may vote at a meeting of the Board or any committee thereof either in person or by proxy executed in writing by such Manager. A telegram, telex, cablegram, electronic mail, or similar transmission by the Manager, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Manager shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 5.04. Proxies for use at any meeting of the Board or any committee thereof or in connection with the taking of any action by written consent shall be filed with the Board, before or at the time of the meeting or execution of the written consent as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the majority of the Board, which shall decide all questions concerning the qualification of voters, the validity of the proxies and the acceptance or rejection of votes. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy. A proxy will be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more individuals to act as proxies, unless that instrument provides to the contrary, a majority of such individuals present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

5.05   Officers.

(a) Officers of the Company. The Board may, from time to time, delegate to one or more Persons (including any officer, employee or other agent of the Company and including through the creation and establishment of one or more committees) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including, but not limited to, chairman of the board, chief executive officer, chief operating officer, chief financial officer, president, principal, vice president, secretary, assistant secretary, treasurer, assistant treasurer, controller, or assistant controller) and delegate certain authority and duties to such Persons. Any number of titles may be held by the same Person, but no officer may act in more than one capacity where action of two or more officers is required. Absent a specific delegation of authority pursuant to this Section 5.05(a), an officer appointed by the Board shall have such authority and duties as set forth for his or her title in this Section 5.05. Any delegation pursuant to this Section 5.05(a) may be revoked at any time by the Board in its sole discretion.

(b)   Appointment and Term. The Board will appoint all officers of the Company, and each such officer will hold office until his or her death, resignation, retirement, removal by the Board, or disqualification, or until a successor has been appointed.

(c)   Removal. Any initial officer or other officer or agent elected or appointed by the Board may be removed by the Board at any time with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the officer or agent so removed.

(d)   Resignation. An officer may resign at any time by communicating his or her resignation to the Company, orally or in writing. A resignation is effective when communicated unless it specifies in writing a later effective date. An officer's resignation does not affect the Company's contract rights, if any, with the officer.

(e)   Compensation of Officers. The Board will fix the compensation (if any) of all officers of the Company, and no officer may serve the Company in any other capacity and receive compensation therefor unless such additional compensation is authorized by the Board.

(f)   Officers. The Board may designate any or all of the following officers of the Company and may delegate to such officers day-to-day management responsibilities and authority, but such delegation will be subject to the powers reserved to the Board and to the Members under this Agreement:

(i)   President. The President shall have the powers and duties of supervision and management usually vested in the office of the chief executive officer and shall have and perform such other duties as may from time to time be assigned by the Board.

(ii)   Vice Presidents. Vice Presidents, when appointed by the Board, shall have the powers and perform the duties as the Board and the President may from time to time assign. In the absence of and at the request of the President, the Vice President(s) shall perform the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President.

(iii)   Secretary. The Secretary shall (i) attend all meetings of the Members and the Board or Board committees and, if requested, shall keep true and accurate records of such meetings; (ii) see that all notices are duly given in accordance with the provisions of this Agreement or as required by the Act; (iii) be custodian of the Company's records and of any seal of the Company and see that any seal of the Company is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized; (iv) keep a register of the address of each Member as may be furnished to the Secretary by such Member; (v) sign with the President, or a Vice President, any certificates for Interest or Units in the Company, the issuance of which shall have been authorized by resolution of the Board; (vi) maintain and have general charge of any Interest or Unit transfer books of the Company; (vii) attest the signature or certify the incumbency or signature of any officer of the Company; and (viii) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or by the Board. The Secretary shall give notice of all meetings of the Members or the Board.

(iv)   Assistant Secretaries. In the absence of the Secretary or in the event of his or her death or inability or refusal to act, the Assistant Secretaries (if any) in the order of their length of service as Assistant Secretary, unless otherwise determined by the Board, shall perform the duties of the Secretary, and when so acting shall have all the powers of and be subject to all the restrictions upon the Secretary. An Assistant Secretary shall perform such other duties as may be assigned by the Secretary, by the President, or by the Board.

(v)   Treasurer. The Treasurer shall manage and oversee all funds and securities of the Company, including cash, short-term investments and money market funds, maintain appropriate accounting records as required by law, and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President, by the Board, or by or under this Article.

(v)   Assistant Treasurers. In the absence of the Treasurer or in the event of his or her death or inability or refusal to act, the Assistant Treasurers (if any) in the order of their length of service as such, unless otherwise determined by the Board, shall perform the duties of the Treasurer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Treasurer. An Assistant Treasurer shall perform such other duties as may be assigned by the Secretary, by the President, or bythe Board.

(vii)   Other Officers. Such other officers may be appointed by the Board with such duties and responsibilities to the Company as may be assigned by the Board.

(g)   Delegation of Duties of Officers. In case of the absence of any officer of the Company or for any other reason that the Board may deem sufficient, the Board may delegate the powers or duties of such officer to any other officer or to any Manager for the time being.

(h)   Bonds. The Board may, by resolution, require any or all officers, agents or employees of the Company to give bond to the Company, with sufficient sureties, conditioned on the faithful performance of the duties of their offices or positions, and to comply with such other conditions as may from time to time be required by the Board.

5.06   Delegation of Authority. In addition to the authority and duties delegated to the officers pursuant to Section 5.05, the Board may, from time to time, delegate to one or more Persons (including any Manager, officer, employee or other agent of the Company and including through the creation and establishment of one or more committees) such authority and duties as the Board may deem advisable. In addition, the Board may assign titles (including, without limitation, manager, chairman, chief executive officer, chief operating officer, president, principal, vice president, secretary, assistant secretary, treasurer, or assistant treasurer) and delegate certain authority and duties to such Persons. Any number of titles may be held by the same Manager or other Person. Any delegation pursuant to this Section 5.06 may be revoked at any time by the Board in its sole discretion.

5.07   Contracts, Loans, Checks and Deposits.

(a)   Execution of Contracts and Instruments. Any instrument regarding a matter approved by the Board or the Members, as appropriate, in accordance with this Article V may be

executed and delivered on behalf of the Company by any Manager, officer or agent to whom such signatory authority has been delegated, including any deed, deed of trust, note or other evidence of indebtedness, lease agreement, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company, at any time held in its name, or any receipt or compromise or settlement agreement with respect to the accounts receivable and claims of the Company; no other signature shall be required for any such instrument to be valid, binding, and enforceable against the Company in accordance with its terms. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances. Any resolution of the Board authorizing the execution of documents by the proper officers of the Company or by the officers generally will be deemed to authorize such execution by the Chairman of the Board, the President, any Vice President, or the Treasurer, or any other officer if such execution is generally within the scope of the duties of his or her office. No Manager, however, will have the authority to bind the Company, unless such authority has been granted to such Manager by the Board. The Board may by resolution authorize such execution by means of one or more facsimile signatures.

(b)   Loans. No loans may be contracted on behalf of the Company and no evidence of indebtedness may be issued in the Company's name unless authorized by a resolution or other approval of the Board or Members, in accordance with this Agreement. Such authority may be general or confined to specific instances. The Company shall from time to time provide all the Members with a written report with respect to the amount of loans contracted on behalf of the Company, irrespective of Class of Units held.

(c)   Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Company shall be signed by such officer or officers, or agent or agents, of the Company and in such manner as from time to time may be determined by resolution of the Board.

(d)   Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such depositories as the Board may select or authorize.

5.08   Limitation on Liability.

(a)   Except as otherwise provided herein or in an agreement entered into by such Person and the Company, no Manager will be liable to the Company or to any Member for any act or omission performed or omitted by such Person in his or her capacity as a member of the Board pursuant to authority granted to such Person by this Agreement; provided, however, that, except as otherwise provided herein or in an agreement entered into by such Person and the Company, such limitation of liability will not apply to the extent the act or omission was attributable to such Person's gross negligence, willful misconduct or knowing violation of law. The Board may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and no Manager or any of such Manager's Affiliates will be responsible for any misconduct or negligence on the

part of any such agent appointed by the Board (so long as such agent was selected in good faith and with reasonable care). The Board will be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Board in good-faith reliance on such advice will in no event subject the Board or any Manager thereof to liability to the Company or any Member.

(b)   Whenever in this Agreement or any other agreement contemplated herein, the Board is permitted or required to take any action or to make a decision in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Board and each Manager shall be entitled to consider such interests and factors as it desires.

(c)   Whenever in this Agreement or any other agreement contemplated herein the Board is permitted or required to take any action or to make a decision in its "good faith" or under another express standard, the Board shall act under such express standard and, to the extent permitted by applicable law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Board acts in good faith, the resolution, action, or terms so made, taken, or provided by the Board will not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Board, any Manager, or any of such Manager's Affiliates.

5.09   Irrevocable Proxy; Indemnification.

(a)   If the Member is not a Major Member, on and after the Effective Date, the Member hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "**CEO**"), as the Member's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Members:

(i) vote all Units owned by such Member as the holders of a majority of the Class A Units vote,

(ii) give and receive notices and communications,

(iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his authority under this Section 5.09(a) and,

(iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.

The proxy and power granted by the Member pursuant to this Section 4.7(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Member is an individual, will survive the death, incompetency and disability of the Member and, so long as the Member is an entity, will survive the merger or reorganization of the Member or any other entity holding Units acquired from such Member. The CEO is an intended

third-party beneficiary of this Section 5.09(a) and Section 5.09(b) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   If the Member is not a Major Member:

(i)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Member's true and lawful proxy and attorney pursuant to Section 4.7(a) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his or her capacity as representative of the Member pursuant to this Section 5.09 while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this Section 5.09, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Member otherwise exist against the Proxy. The Member shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Member pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Member the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Capital Contribution of such Member). In no event will the Proxy be required to advance his or her own funds on behalf of the Member or otherwise. The Member acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this Agreement.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Member and is final, binding and conclusive upon the Member. The Company, other Members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Member. The Company, the other Members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(iii)   The Member hereby agrees to take any and all actions determined by the CEO in good faith to be advisable to reorganize this Section 5.09 and any Class A Units into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Class A Units.

ARTICLE VI

ACTIONS OF THE MEMBERS

6.01   Meetings and Actions of Members. There are no required meetings of the Members, whether annually or otherwise. Any actions taken by the Members, including the removal of a Manager and the election of a successor Manager, shall be in accordance with the affirmative vote or written consent of the Members holding the requisite percentage of Units necessary to take such action. Unless action by Members holding a different percentage of Units is specifically required in this Agreement or in the Act, all actions taken by the Members shall be in accordance with the decision of Members constituting a Majority in Interest of the Members. A Member's consent hereunder may be provided in electronic form and may be delivered by electronic mail or other electronic means. Any reasonable manifestation of a Member's assent shall be considered such Member's "written consent" for this purpose. The voting requirements for action by the Members set forth in this Section 6.01, Section 5.01(b), and other Sections of this Agreement are intended to override, to the greatest extent permitted under applicable law, the default provisions regarding voting and approval by the Members contained in the Act, including, without limitation, voting and approval provisions contained in Article 9 and section 57D-3-03 of the Act. Except as otherwise required by law or in this Agreement, the Members holding Class C Units shall have no right to vote on any issues presented to the Members of the Company.

ARTICLE VII

LIMITATION OF LIABILITY AND INDEMNIFICATION
OF MANAGERS AND MEMBERS

7.01   Limitation of Liability. No Member or Manager shall be liable for the debts, obligations, and liabilities of the Company beyond, in the case of the Member, the Capital Contributions the Member has made or agreed to make in writing as required under Section 3.01. No Member or Manager of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in such Person's capacity as a Member or Manager, except as provided in the Act in the case of (i) a Manager for any liability or damages therefor arising by reason of the failure of the Manager to comply with the duties and standards of conduct set forth under section 57D-3-21 of the Act, as modified or eliminated by this Agreement, or as otherwise imposed by the Act or other applicable law; or (ii) a Manager, or a Member in the circumstances provided in section 57D-4-06(b)(2) of the Act, for distributions in violation of the Act or this Agreement. If the Act is amended to authorize action further eliminating or limiting the liability of the Managers and Members, then the liability of the Managers or Members of the Company will be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section shall not adversely affect the right or protection of a Manager or Member existing at the time of such repeal or modification.

7.02   Reimbursements; Indemnification. As long as incurred in a manner that conforms with the provisions of this Agreement and the Act, each Member and Manager shall be reimbursed by the Company for his, her, or its reasonable costs and expenses incurred or advanced in good faith

in the ordinary course, and on behalf, of the Company's business or for the formation and organization of the Company (including, but not limited to, reasonable legal, accounting, filing, and other fees), even if incurred prior to the date of formation of the Company or execution of this Agreement. The Company shall indemnify the Managers and Members to the fullest extent permitted or required by the Act, as amended from time to time; provided, however, that no Member or other holder of Units is to be reimbursed or indemnified by the Company for any federal, state or local income, estate, gift or other taxes imposed on the holder or its ultimate owners by reason of (i) such holder's having, selling or otherwise transferring any Units or Interest in the Company or (ii) allocation of income or gain from the Company or the Company's being treated as a flow-through entity, and not a separate taxable entity, for purposes of income tax laws. The Company may advance expenses to be incurred by a Manager or Member upon application therefor and the receipt by the Company of an agreement by the Manager or Member to repay the Company for such advances, if the Manager or Member receiving such advances is found by a court of competent jurisdiction, upon entry of a final judgment, to have violated any of the exceptions to limitation of liability or indemnification contained in Section 7.01, in this Section 7.02 or in the Act, which shall be deemed to preclude indemnification. The Company may also indemnify its employees and other Managers or agents up to the fullest extent permitted under the Act or other applicable law. Any promissory note executed by or in connection with a request for indemnification shall be deemed paid and satisfied in full if it is ultimately determined that such Person is entitled to be indemnified by the Company against such expenses. Notwithstanding the foregoing, except as otherwise specifically approved by a Super Majority in Interest of the Class A Members and Class B Members, the indemnity provided in this Section will be operative only (i) in the context of third-party suits or claims, and not in connection with demands, claims, suits, actions or proceedings either (A) initiated by any Member or any Affiliate thereof against another Member or any Affiliate, or (B) between the Company and a Member or Manager, and (ii) with respect to courses of action or inaction of the party seeking indemnification that did not constitute gross negligence, fraud, willful misconduct, malfeasance, breach of such party's fiduciary duty, or material breach of any representation, warranty, covenant or agreement set forth in this Agreement.

7.03   Other Rights. The indemnification provided by this Agreement shall: (i) be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Managers, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a Person who ceases to be a Manager or Member; (iii) inure to the benefit of the estate, heirs, executors, administrators, or other successors of an indemnitee; and (iv) not be deemed to create any rights for the benefit of any other Person.

7.04   Fiduciary Duties and Obligations. Except to the extent required by the Act, no Member or Manager will have fiduciary duties of loyalty or otherwise with respect to the Company.

ARTICLE VIII

TRANSFERABILITY OF INTEREST OR UNITS

8.01   Transferability of Interest or Units. The term "transfer" when used in this Agreement with respect to an Interest or Unit includes a sale, assignment, gift, exchange, or other disposition. A Member shall not at any time transfer any of his, her, or its Interest or Units except in accordance with the conditions and limitations set out in this Article VIII. Any transferee of Units by any means will have only the rights, powers, and privileges set out in Section 8.03 or otherwise provided by law and will not become a Member of the Company except as provided in this Article VIII.

8.02   Restrictions on Transfers of Units.

(a)   In General; Related Transfers. If any holder of Units desires to transfer all or any part of his, her, or its Units, such holder of Units (the "Transferor") must give all of the Members written notice of such intent (the "Notice"). The Notice must be given thirty (30) days prior to the proposed transfer. The Notice shall contain a description of all of the terms and conditions under which the proposed transfer would take place, including the proposed transferee and any purchase consideration and payment terms. If the proposed transfer is to an Affiliate or relative of the Transferor and no consideration in cash or other property will be paid or provided in exchange for the transfer of Units (a "Related Transfer"), the proposed transfer may take place upon (i) the approval thereof by the Board, all in the sole discretion of the Managers, and (ii) satisfaction of the requirements of Section 8.02(d) below. In any circumstance other than a Related Transfer, the remaining provisions of this Section 8.02 shall apply to the proposed transfer.

(b)   First Refusal Rights. Except as may be otherwise determined by a Board, a Notice (other than with respect to a Related Transfer) shall constitute an offer to sell the Transferor's Units in the Company to the remaining Members on terms and conditions equal to the terms and conditions described in the notice; provided, however, that if such terms and conditions require the payment or performance of noncash consideration, the purchasing Members shall be entitled to satisfy such payment or performance terms by instead tendering payment of the cash equivalent of such noncash consideration. This offer may be accepted by all, or less than all, of the remaining Members in proportion to their respective numbers of Units regardless of Class (except as otherwise agreed by all of the accepting Members) by an accepting Member's giving the Transferor written notice of such acceptance, with a copy to the Board, within thirty (30) days of the receipt of such notice (the "Option Period"). If one or more of such remaining Members signify their intention to accept such offer, and other Members fail or decline to accept such offer, then (i) the Board, promptly after the expiration of the Option Period but in no event later than ten (10) days thereafter, shall give written notice to each of the accepting Members of (A) the name of each accepting Member, (B) the number of Units that each accepting Member has agreed to purchase, and (C) the number of offered Units not accepted by any Member; and (ii) each of the accepting Members shall have the option to purchase all of such unaccepted Units from the Transferor for a period of thirty (30) days after the expiration of the Option Period, in the proportion that the number of Units then owned by

each purchasing Member bears to all of the Units owned by such purchasing Members, unless otherwise mutually agreed among all purchasing Members.

(c)   Transfer to Third Party. If one or more of the remaining Members do not accept such offer to purchase all of the offered Units within the Option Period, or if the purchase consideration for all of the offered Units is not tendered to the Transferor by one or more of the remaining Members within forty (40) days after the expiration of the Option Period, the Transferor may transfer his, her, or its Units subject to the remaining provisions of this Section 8.02; provided, however, the Transferor may not transfer his, her, or its Units to the proposed transferee at a price or upon payment terms or conditions more favorable than originally offered to the remaining Members without first offering to the remaining Members, in writing in accordance with the above provisions of Section 8.02(b), the more favorable terms and conditions.

(d)   Transfer Requirements. All or any part of the Units owned by a holder of Units may be transferred under this Section 8.02 only upon (i) satisfaction of the foregoing provisions of this Section 8.02; (ii) submission to the Company of (A) written acceptance by the transferee, in a form reasonably satisfactory to the Board, of all of the terms and conditions of this Agreement and (B) documentation, in a form reasonably acceptable to the Board, that evidences the transfer of such Units to the transferee; (iii) provision to the Company of the transferee's name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Board may reasonably request; and (iv) the written approval of the Board, which approval shall not be unreasonably withheld, except that the Board may condition any such approval on the Company's receipt of, or withhold any such approval until the Company has received, an opinion of counsel, reasonably satisfactory in form, substance and identity of counsel to the Board, stating, except to the extent waived by the Board, that (A) neither the offering nor the proposed sale of the Units will violate any federal or applicable state securities law, (B) if the Company is classified as a partnership for purposes of federal income taxation immediately before the proposed transfer of Units, neither such offering nor the proposed sale will adversely affect the Company's treatment as a partnership for federal income tax purposes, and (C) the proposed transferee is not a nonresident alien, a Person other than a "United States person" (as defined in section 7701(a)(30) of the Code), or a Person with respect to which the Company would have withholding obligations under Chapter 3 of the Code (sections 1441 through 1464 thereof).

(e)   Other Transfers Void. Any attempted transfer of Units that does not comply with the provisions of this Section 8.02 shall be void *ab initio* and shall not be recognized by the Company for any purpose.

8.03   Rights of Transferees; Admission of Transferees. Unless and until admitted as a Member of the Company in accordance with this Section 8.03, a transferee of Units shall not be entitled to any rights, powers, or privileges of a Member, and the transferee shall be treated as an economic interest owner (within the meaning of the Act) and entitled only to receive the distributions and allocations of income, gains, expenses, and losses to which the transferor would be entitled but for the transfer of the Units, subject to all terms and conditions of this Agreement. A transferee of Units may be admitted as a Member of the Company only upon obtaining and

providing to the Board (in the Board's role on behalf of the Company) (i) the written consent of the Board, which consent may be granted or denied in the Managers' sole and absolute discretion, (ii) the transferee's agreement in writing, in a form reasonably acceptable to the Board, to be bound by all of the terms and conditions of this Agreement, and (iii) the transferee's name, address, taxpayer identification number, and any other information about the transferee required for the Company's tax or other filings that the Board may reasonably request.

      8.04   <u>Issuance of New Units</u>.

      (a)   In addition to the Units and Capital Contributions specifically set forth in this Agreement, the Company may issue additional Units or Interests to one or more other Persons in exchange for additional Capital Contributions to the Company. Such additional Units or Interests may be issued in exchange for such amount of Capital Contributions per Unit, and under such other terms and conditions, as may be determined and approved by the Board

      (b)   Except as otherwise provided below, the Company will not sell or issue any additional Interests (or Units thereof) in the Company or any rights to acquire such additional Interests or Units thereof (collectively, "<u>Additional Units</u>") without first complying with this Section 8.04(b). The Company hereby grants to each Member Class A Units and Class B Units the preemptive right to purchase, pro rata in accordance with each Member's total number of Units (regardless of Class), all or any part of any such Additional Units that the Company may from time to time propose to sell or issue. In the event the Company proposes to issue or sell Additional Units, it shall give each Member written notice of its intention, describing such Additional Units and the price and terms upon which the Company proposes to issue or sell such Additional Units. Each Member will have no less than fifteen (15) days from the date of receipt of any such notice to agree to purchase up to such Member's respective pro rata share of such Additional Units upon the terms specified in the notice by giving written notice to the Company, at such address as is set forth in the notice, stating the percentage of such Additional Units that the Member agrees to purchase. In the event any of the Members fails to exercise such preemptive right, in whole or in part, within such fifteen (15)-day period, the other Members fully exercising their preemptive rights, if any, will have an additional five (5)-day period to purchase each such Member's unexercised pro rata share of such Additional Units, in the respective proportions that the ratios of the number of Units (regardless of Class) of the Members fully exercising their preemptive rights for such Additional Units bear to one another, or such other ratios as they may mutually agree. Thereafter, the Company will have ninety (90) days to sell such Additional Units that are not elected to be purchased by the Members at the same price and upon the same terms and conditions specified in the Company's notice described above. In the event the Company has not sold such Additional Units within such ninety (90)-day period, the Company will not thereafter issue or sell any Additional Units without first offering such Additional Units in the manner provided above. Anything to the contrary herein notwithstanding, the provisions of this Section 8.04(b) shall not be applicable to equity securities of the Company offered pursuant to a registration statement under the Securities Exchange Act of 1934, as amended, in connection with an initial public offering of the

Company's (or any successor Entity's) equity interests or securities (an "IPO"). The preemptive rights set forth in this Section 8.04(b) shall terminate upon an IPO.

(c)   Upon the issuance of additional Units in accordance with this Section 8.04, any Person to which such Units were issued shall become a Member of the Company upon (i) the acceptance of all of the terms and conditions of this Agreement, (ii) the making of or agreement to make the Capital Contributions as may be required in exchange for such Units, and (iii) the satisfaction of any other terms and conditions, all as may be determined by or acceptable to the Board. Upon the Company's issuance of additional Units in accordance with this Section 8.04, the Board (without requiring the approval of any Members) shall amend Exhibit D of this Agreement to reflect the names, addresses, and number of Units of all holders of Units after taking into account the additional issuance of Units.]

8.05   Drag-Along Rights.

(a)   From and after the time (if any) when the Board, upon the determination of a Majority in Interest of the Class A Members and Class B Members has informed each of the Members that such a Majority in Interest of the Class A Units and Class B Units desires to effectuate a sale or exchange of all of the Company's Units (including via a merger) (a "Units Sale"), the Company and each Member shall (i) cooperate in good faith to effectuate such Units Sale, and (ii) consent to and raise no objections against, and take all necessary or desirable actions in connection with, the consummation of such Units Sale, including those reasonably requested by the Board. The drag-along rights set forth in this Section 8.05 will apply to a Units Sale only if (i) such sale is to be made only pursuant to a definitive purchase and sale agreement or similar agreement setting forth all of the material terms and conditions relative to such Units Sale, (ii) the Board delivers a copy of such agreement to all of the Members in accordance with Section 10.11 at least ten (10) days before the closing or other consummation of such Units Sale, and (iii) such Units Sale is an arm's-length transaction with a primary buyer that is not an Affiliate of any Manager or any Member owning a Majority in Interest of the Units, except that the conditions and restrictions in this clause (iii) shall not be applicable to any Units Sale whose terms are approved by a Majority in Interest of the Members that are not Affiliates of such Manager or such Member owning a Majority in Interest of the Units. Without limiting the generality of the foregoing, subject to the terms set forth in this Section 8.05, each Member hereby waives any dissenter's rights, appraisal rights, or similar rights in connection with such Units Sale, and each Member agrees to sell or exchange any or all of his, her or its Units on the terms and conditions approved by a Majority in Interest of the Class A Members and Class B Members (including the making of all required customary representations, warranties, covenants, indemnities and agreements). Further, each Member agrees to and shall, in connection with such Units Sale, sell, assign, transfer and convey his, her, or its Units free and clear of any and all liens and encumbrances.

(b)   In connection with any Units Sale pursuant to this Section 8.05, each Member shall receive the same form of consideration and the same portion of the aggregate consideration as such Member would have received if the aggregate consideration paid by the buyer in connection with such Units Sale (the "Aggregate Consideration") had been paid directly to the Company and then distributed by the Company pursuant to Section 9.03 determined as of

34

the consummation of the Units Sale (after giving effect to any transfer taxes payable in connection with such Units Sale, the amount of which will be paid directly by the Person(s) owing such taxes). Each Member shall take all necessary or desirable actions in connection with the receipt of the Aggregate Consideration from such Units Sale as is requested by a Majority in Interest of the Members to effectuate the foregoing (including the making of all required customary representations, warranties, covenants and indemnities).

(c)   The Company shall pay the costs of any sale of Units pursuant to a Units Sale to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the acquiring party, including, in any event, the reasonable fees and disbursements of one counsel selected by the Board to represent the Members and the Company. To the extent the Company does not have sufficient available cash to pay all such costs and the acquiring party does not pay such costs, the Board may cause such excess costs to be funded by withholding a proportionate amount of the consideration to be received by each Member from the Units Sale, with each Member's share of such withholding to be determined as if such costs were an expense of the Company in connection with a distribution pursuant to Section 9.03. Costs incurred by any Member on his, her, or its own behalf will not be considered costs of a Units Sale under this Section 8.05(c).

ARTICLE IX

DISSOLUTION AND TERMINATION

9.01   Dissolution Events.

(a)   The Company shall be dissolved upon the first to occur of the following events (a "Dissolution Event"):

(i)   if the Company's Articles of Organization are subsequently amended to provide for a definite period of duration for the Company's existence, the close of business on the last day of such period;

(ii)   the written consent of a Majority in Interest of the Members to dissolve the Company, as provided in Section 5.01(b);

(iii)   the sale or other disposition of all or substantially all of the Company's assets, except upon a determination at such time by a Majority in Interest of the Members, for the Company not to dissolve;

(iv)   the happening of any event upon which a Member ceases (as defined in the Act) to be a member of the Company, if the Company no longer has any other Members; provided, however, that the Company shall not be dissolved upon the cessation of membership of its last Member if, within ninety (90) days of the event of cessation of membership of its last Member, the assignee or the fiduciary of such Member agrees in writing that the business of the Company may be continued until the admission of the assignee or

fiduciary of the estate or its designee to the Company as a Member, effective as of the occurrence of the event that causes the cessation of membership of the last Member; or

(v) the entry of a decree of judicial dissolution under the Act.

Notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event as set forth above.

(b) Upon the dissolution of the Company, the business and affairs of the Company shall terminate and be wound up, and the assets of the Company shall be liquidated under this Article IX. Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a complete winding up and liquidation of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 9.03. Upon dissolution of the Company, the Board may cause any part or all of the assets of the Company to be sold in such manner as the Board shall determine in an effort to obtain the best prices for such assets; provided, however, that the Board may, in its discretion, distribute assets of the Company in kind to the Members to the extent practicable.

9.02 Articles of Dissolution. In connection with a Dissolution Event and the commencement of winding up of the Company, the Board (or such other Person or Persons as the Act may require or permit) shall file Articles of Dissolution with the Secretary of State of North Carolina as may be required under the Act. In addition, at that time or such other time or times as may be required in connection with the Company's dissolution and winding up, the Board (or such other Person or Persons as may be responsible for the Company's liquidation) shall make any other filings, cancel any other filings that are required to, or should, be canceled, and take such other actions as may be necessary to wind up and liquidate the Company. The Company will be deemed to continue in existence for all purposes of this Agreement until its liquidation is completed pursuant to this Section 9.02. On completion of the distribution of the Company's assets as provided in this Article IX, the liquidation of the Company shall be completed (and the Company shall not be liquidated prior to such time).

9.03 Liquidation Priorities. In settling accounts after dissolution of the Company, the assets of the Company shall be paid in the following order and priority:

(a) first, to the creditors of the Company, in the order of priority as provided by law, excluding to Members with respect to their Units or Capital Contributions, but including Members on account of any loans made to, or other debts owed to them by, the Company;

(b) next, to the Members and any other Persons recognized under this Agreement as an owner of Units in accordance with the positive balances in their Capital Accounts, after giving effect to all Capital Contributions, prior distributions, and allocations of income, gain, loss, or deduction for all periods (including allocations in connection with the Company's dissolution and liquidation); provided, however, that if such Capital Account balances (after making all adjustments required under the immediately preceding clause) exceed the amount available to be distributed under this Section 9.03(b), distributions under this Section

9.03(b) shall be made among the holders of Units in the following priority, to the extent of the amount of Unreturned Capital Contributions with respect to any Unit, distributions shall be made to the holders of such Units, to the extent of, and in proportion to, their Units' amounts of Unreturned Capital Contributions; and

(c)   the balance, if any, to the Members and other Persons recognized under this Agreement as an owner of Units, in accordance with the number of Units held.

Distributions upon liquidation of the Company (or any Member's Interest in the Company) and related adjustments shall be made by the end of the taxable year of the liquidation (or, if later, within ninety (90) days after the date of such liquidation) or at such other time as may be permitted by the Regulations.

9.04   Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.03 in order to minimize any losses otherwise attendant upon such winding up and liquidation. The Company shall set aside adequate reserves to discharge all costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination so that all distributions in kind to Members or other holders of Units will be free and clear of such costs, expenses, and liabilities. The distribution of cash and/or property to a Member or other holder of Units in accordance with the provisions of Section 9.03 constitutes a complete return to the Members or other holders of Units of their Capital Contributions and a complete distribution to the Members or other holders of Units of and with respect to their Interest and all the Company's property. To the extent that a Member or other holder of Units returns funds to the Company, it has no claim against any other Member or other holder of Units for those funds.

9.05   Withdrawal. Except as otherwise provided in this Agreement, no Member or other holder of Units shall at any time retire or withdraw from the Company or withdraw any amount out of his, her, or its Capital Account or share of the Company's profits, income, or property. Any Member or other holder of Units that attempts to retire or withdraw in contravention of this Section 9.05 shall indemnify, defend, and hold harmless the Company and all other Members (other than a Member who is, at the time of such attempted retirement or withdrawal, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements, or damages suffered or incurred by the Company or any such other Member arising out of, or resulting from, such attempted retirement or withdrawal.

9.06   No Deficit Restoration Obligation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulations section 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all fiscal years, including the fiscal year in which the liquidation occurs), such Member shall not have any obligation to make any Capital Contribution to the Company, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

9.07   Return of Capital Contributions Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member or other holder of Units may look solely to the assets of the Company for the return of any Capital Contribution with respect to his, her, or its Units. If the Company's property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contributions to one or more Members or other holders of Units, such Members or other holders of Units shall not have any recourse against any other Member or Manager except as otherwise provided in Section 7.01.

ARTICLE X

MISCELLANEOUS

10.01   Amendment. Except as otherwise specifically provided in this Agreement, this Agreement may be amended in whole or in part only upon the written consent of a Majority in Interest of the Members; provided, however, that (i) any modifications or amendments that materially increase any Member's obligations under this Agreement beyond the obligations the Member would have without such amendment, or that are not applicable proportionately to all Members, will not be effective against any adversely affected Member without such Member's written consent; (ii) any provision requiring the consent of a specified level or group of Members may not be amended to a lesser voting or consent requirement without the consent of the specified level or group of the Members; and (iii) any amendment that adversely affects the rights of a Class of Members disproportionately to other Classes of Members will require the written consent of Members holding a Majority in Interest of the Units of any such adversely affected Class that are held by Members.

10.02   Severability. Each provision of this Agreement is intended to be severable. If any term or provision of this Agreement or the application thereof to any Person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

10.03   North Carolina Law. The substantive laws of the State of North Carolina govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of North Carolina.

10.04   Integrated Agreement. This Agreement supersedes any and all prior agreements or dealings between the parties hereto and their agents, employees, or officers with respect to the subject matter hereof (except as contained in any other agreements contemplated herein). This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations, or warranties among the parties other than those set forth or provided for herein.

10.05 <u>Creditors</u>. None of the provisions of this Agreement are for the benefit of or may be enforceable by any creditors of the Company or of any of its Affiliates, and no creditor that makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time, as a result of making the loan, any direct or indirect interest in Company profits, losses, gains, distributions, capital, or property other than as a secured creditor or unsecured creditor, as the case may be.

10.06 <u>Gender</u>. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and *vice versa*.

10.07 <u>Waiver</u>. No consent or waiver, express or implied, by the Company, any Manager, or any Member to or for any breach or default by the Company, any Manager, or any other Member in the performance by the Company, any Manager, or such other Member of his, her, or its obligations under this Agreement may be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by the Company, any Manager, or such other Member of the same or any other obligations of the Company, the Manager, or such other Member under this Agreement. Failure on the part of the Company, any Manager, or any Member to complain of any act or failure to act of the Company, any Manager, or any of the other Members or to declare the Company, any Manager, or any of the other Members in default, regardless of how long such failure continues, will not constitute a waiver by the Company, a Manager, or such Member of his, her, or its rights hereunder.

10.08 <u>Binding Agreement</u>. Subject to the restrictions on transferability set forth in this Agreement, this Agreement inures to the benefit of and is binding upon the Members and their legal Managers, successors, and assigns.

10.09 <u>Captions</u>. Captions are included solely for convenience of reference; if there is any conflict between captions and the text of this Agreement, the text shall control.

10.10 <u>Counterparts; Delivery by Facsimile</u>. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts are to be construed together and shall constitute one Agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto agrees to, and must, re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument may raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation of a contract, and each such party forever waives any such defense.

10.11 <u>Notice</u>.

(a) All notices, demands, requests, or consents provided for or permitted to be given pursuant to this Agreement must be in writing, and electronic communications shall be considered to be in writing for this purpose.

(b) All notices, demands, requests, and consents to be sent pursuant to this Agreement to a Manager, a Member, or another Person recognized hereunder as a holder of Units will be deemed to have been properly given or served if addressed to such Person at the Person's address as it appears on the Company records and (i) personally delivered, (ii) deposited for next day delivery by Federal Express or other similar overnight courier service, (iii) deposited in the United States mail, prepaid, and registered or certified with return receipt requested, (iv) transmitted via telecopier or other similar device to the attention of such Person with receipt acknowledged, or (v) transmitted via electronic mail or other electronic means to the attention of such Person. If not otherwise specified herein, all notices to be sent to the Company must be sent in care of any Manager.

(c) All notices, demands, and requests so given will be deemed to be received: (i) when actually received, if personally delivered, deposited for next day delivery with an overnight courier, telecopied, or transmitted via electronic mail or other electronic means, or (ii) as indicated upon the return receipt if deposited in the United States mail.

(d) Each Manager, Member, and other Person recognized hereunder as a holder of Units has the right from time to time, and at any time during the term of this Agreement, to change his, her, or its address for notice by delivering to the other parties written notice of such change in the manner prescribed in Section 10.11(b).

(e) All distributions to any Member or other Person recognized hereunder as a holder of Units are to be made at the address to which notices are sent unless otherwise specified in writing by any such Member or other holder of Units.

10.12 <u>Member Representations and Agreements</u>. Notwithstanding anything contained in this Agreement to the contrary, each Member hereby represents and warrants to the Company, the Managers, and to each other that: (a) the Units of such Member are acquired for investment purposes only, for the Member's own account, and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable state securities laws; (b) such Member (i) is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and/or (ii) either alone or together with the Member's Managers, possesses such expertise, knowledge, and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Member is capable of evaluating the merits and economic risks of acquiring and holding the Units and is able to bear all such economic risks now and in the future; (c) such Member has had access to all of the information with respect to the Units acquired by the Member under this Agreement that the Member deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Members and the Board concerning such Units; (d) such Member's decision to acquire the Units for investment has been

based solely upon the evaluation made by the Member; (e) such Member is aware that the Member must bear the economic risk of an investment in the Company for an indefinite period of time because Units in the Company have not been registered under the Securities Act or under the securities laws of the various states and, therefore, cannot be sold unless such Units are subsequently registered under the Securities Act and any applicable state securities laws or an exemption from registration is available; (f) such Member is aware that only the Company may take action to register Units and that the Company is under no such obligation and does not propose to attempt to do so; (g) such Member is aware that this Agreement provides restrictions on the ability of a Member to sell, transfer, assign, mortgage, hypothecate, or otherwise encumber the Member's Units; (h) such Member agrees that the Member will truthfully and completely answer all questions and make all covenants that the Company or the Board may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the Securities Act and applicable state securities laws; and (i) if that Member is an Entity, it is duly organized, validly existing, and in good standing under the laws of its state of organization, and it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder.

10.13   Pro Rata Rights.

(a)   Subject to the terms and conditions of this Agreement and applicable securities laws, if the Company sells any New Securities (an "**Offering**"), the Company shall offer to sell such New Securities to each Eligible Owner as provided below (the "**Pro Rata Participation Right**"). The Company shall give notice (the "**Pro Rata Notice**") to each Eligible Owner, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within ten (10) days after the Initial Pro Rata Notice is given, each Eligible Owner may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to the Eligible Owner's Pro Rata Share of such New Securities. "**Pro Rata Share**" means the number of New Securities which after the sale of all New Securities in the Offering would cause the Eligible Owner to continue to own the same percentage of the Fully Diluted Units of the Company that the Eligible Owner would have owned if the Company had not sold any of the New Securities in the Offering.

(c)   The closing of all such sales shall be held at such time and place as the Company provides in the Pro Rata Notice.

(d)   The foregoing Pro Rata Participation Right shall not be applicable to Exempted Securities.

(e)   The foregoing Pro Rata Participation Right shall terminate with respect to any Eligible Owner who fails to purchase, in any transaction subject to this Pro Rata Participation Right, all of such Eligible Owner's Pro Rata Share of the New Securities. Following any such termination, such Eligible Owner shall no longer be deemed an "Eligible Owner" for any purpose of the foregoing Pro Rata Participation Right.

Notwithstanding any provision hereof to the contrary, the Company may close on the sale of any New Securities to any person or entity if the Company reserves for sale to the Eligible Owners a number of New Securities required by the foregoing provisions. In such event, the Company shall give notice to the Eligible Owners within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Eligible Owner shall have ten (10) days from the date notice is given to elect to purchase up to the number of New Securities that the Eligible Owner could purchase under the foregoing pro rata participation right. The closing of such sale shall occur within ten (10) days of the date notice is given to the Eligible Owners.

10.14 <u>Legal Counsel</u>. This Agreement was prepared by the Innovate Capital Business Law Clinic (the "<u>Firm</u>"). Each Member acknowledges that the Firm was counsel solely to the Company and not to any Member, and that each other Member had the opportunity to consult his, her, or its own counsel prior to signing this Agreement. Each Member acknowledges and agrees that the Firm does not represent and will not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Members in any respect.

THE NEXT PAGE IS THE SIGNATURE PAGE.

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf, and delivered this Operating Agreement of J. Johnson & Company, LLC as of the date first above written; do hereby agree that any of the initial Managers identified in Section 5.02 above is hereby authorized to execute and deliver this Agreement on behalf of the Company; and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

COMPANY:

J. Johnson & Company, L.L.C.

DocuSigned by:

By: ______________________________ 12/2/2020

CB1093E5786A487...

Jason Johnson
Manager

MEMBERS:

DocuSigned by: 12/2/2020 ______________________ CB1093E5786A487... Signature Name:____Jason Johnson, personally________	DocuSigned by: 12/2/2020 ______________________ 6977F2A4C68C443... Signature Name: __Jonathon Comtois_________
DocuSigned by: 12/2/2020 ______________________ 217670CD8994428... Signature Name:______Ceicile Ksor Buonya____________	DocuSigned by: 12/2/2020 ______________________ 8199ECBF423C415... Signature Name: __Mark Dewitt____________________
DocuSigned by: 12/2/2020 ______________________ C67895B78446486... Signature Name: _Austin Parks, Jr.__________________	DocuSigned by: 12/2/2020 ______________________ 47E81CA1E9A2424... Signature Name:William McGuire______________________
DocuSigned by: 12/2/2020 ______________________ 3F3C1E517279438... Signature Name: _LiveVested, LLC dba CrowdfundNC CEO & Manager	DocuSigned by: 2/1/2021 ______________________ BF9E4691E3A7453... Signature Name: _SHJ Construction, Inc.____

LIST OF EXHIBITS AND ADDENDA
OPERATING AGREEMENT
OF
J. Johnson & Company, L.L.C.

EXHIBIT A	**CONSENT OF MANAGERS**
EXHIBIT B	**LIST OF MANAGERS AND OFFICERS**
EXHIBIT C	**MAXIMUM NUMBER OF AUTHORIZED UNITS**
EXHIBIT D	**LIST OF MEMBERS AND ECONOMIC INTEREST HOLDERS**
EXHIBIT E	**NONRECOURSE DEBT AND OTHER ALLOCATIONS**
ADDENDUM A	**CLASS A UNITS SPECIAL RIGHTS**
ADDENDUM B	**CLASS B UNITS SPECIAL RIGHTS**
ADDENDUM C	**CLASS C UNITS SPECIAL RIGHTS**

<u>**EXHIBIT A**</u>
TO OPERATING AGREEMENT OF
J. Johnson & Company, L.L.C.

CONSENT OF MANAGERS

By attaching his or her signature hereto, each undersigned Person does hereby consent and agree to serve as a Manager of J. Johnson & Company, LLC, pursuant to the Operating Agreement of J. Johnson & Company, LLC, as such Operating Agreement may be hereafter amended, until such time as the undersigned's death (if a human being), dissolution and liquidation (if an Entity), removal, resignation, or successor(s) have been duly elected and qualified to serve.

This consent shall be effective as of the __2__ day of __December__ 2020.

<u>**MANAGERS**</u>**:**

DocuSigned by:

CB1093E5786A487...

Signature
Name: Jason Johnson
Address: 4304 Sir Julian Court, Raleigh NC 27610

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
J. Johnson & Company, L.L.C.
a North Carolina limited liability company

LIST OF MANAGERS AND OFFICERS
As of September 30, 2020:

NAME	MANAGER (Y/N)	OTHER OFFICE
Jason Johnson	Yes	President and Chief Executive Officer

EXHIBIT C
TO THE
OPERATING AGREEMENT
OF
J. Johnson & Company L.L.C.
a North Carolina limited liability company

LIST OF MAXIMUM NUMBER OF UNITS AUTHORIZED TO BE ISSUED

The Company may not issue more than the number of Units of each class below without approval of an Amendment by the Members. The Board of Managers may authorize the issuance of up to the number of Units of each class below without approval by the Members.

CLASS OF UNITS	NUMBER OF AUTHORIZED UNITS
Class A Units	5,250,000
Class B Units	2,250,000
Class C Units	4,500,000
TOTAL	**12,000,000**

All Units have the same rights regardless of class except as specifically stated in this Operating Agreement or in the Special Rights for that Class that is an Addendum to this Operating Agreement.

EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
J. Johnson & Company L.L.C.
a North Carolina limited liability company

LIST OF MEMBERS AND ECONOMIC INTEREST HOLDERS
AS OF SEPTEMBER 20, 2022

CLASS A UNITS					
Name Address and Email	Capital Contributions	Distribution Preference	Original Issuance Date	Number Class A Units if Member	Number Class A Units if Economic Interest Holder
Jason Johnson	$65,431.00	Capital Contribution Return	03/12/2019	2,910,119	
TOTAL OUTSTANDING				**2,910,119**	

CLASS B UNITS					
Name Address and Email	Capital Contributions	Distribution Preference	Original Issuance Date	Number Class B Units if Member	Number Class B Units if Economic Interest Holder
LiveVested, LLC	$0	Capital Contribution Return	06/18/2020	211,376	
William McGuire	$0	Capital Contribution Return	11/09/2020	79,266	
Gauray Patel	$0	Capital Contribution Return	07/31/2021	264,220	
Jason Widen	$0	Capital Contribution Return	10/13/2021	132,110	
Katherine Symanowicz	$0	Capital Contribution Return	01/26/2022	79,266	
TOTAL OUTSTANDING				**766,238**	

CLASS C UNITS

Name Address and Email	Capital Contributions	Distribution Preference	Original Issuance Date	Number Class C Units if Member	Number Class C Units if Economic Interest Holder
Jonathon Comtois	$5,000	Capital Contribution Return	03/09/2019	105,688	
Mark Dewitt	$10,000	Capital Contribution Return	06/10/2019	158,532	
Ceicile Buonya	$12,000	Capital Contribution Return	07/26/2019	211,376	
Austin Parks, Jr.	$13,500	Capital Contribution Return	07/26/2019	264,220	
William McGuire	$5,000	Capital Contribution Return	11/09/2020	75,556	
SHJ Construction, Inc	$10,000	Capital Contribution Return	02/01/2021	151,113	
FSMP, LLC	$32,500	Capital Contribution Return	07/31/2021	491,448	
TOTAL OUTSTANDING				**1,934,864**	

EXHIBIT D CONTINUED
IMPORTANT INFORMATION
FOR
CLASS B INCENTIVE UNITS FOR EMPLOYEES AND SERVICE PROVIDERS

The Class B Units are issued in consideration of services rendered or to be rendered to the Company, and constitute a "profits interest" in the Company within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43, or, to the extent applicable, Proposed Treasury Regulation Section 1.83-3(1) and Internal Revenue Service Notice 2005-43, and the finally promulgated successor rules thereto. Class B Units do not share in the value of the Company immediately prior to their issuance by the Company. The value of the Company prior to the issuance of each Class B Unit is set forth in the table below.

Name Address and Email	Capital Contributions	Company Value Immediately Before Original Issue Date	Original Issuance Date	Number Class B Units if Member	Number Class B Units if Economic Interest Holder
LiveVested, LLC	$0	$350,000	06/18/2020	211,376	
William McGuire	$0	$350,000	11/09/2020	79,266	
Gauray Patel	$0	$350,000	07/31/2021	264,220	
Jason Widen	$0	$350,000	10/13/2021	132,110	
Katherine Symanowicz	$0	$5,000,000	01/26/2022	79,266	
TOTAL OUTSTANDING				**766,238**	

EXHIBIT E
TO OPERATING AGREEMENT OF
J. Johnson & Company, L.L.C.

NONRECOURSE DEBT AND OTHER ALLOCATIONS

The provisions of this Exhibit E shall apply to the Company and its Members at all times during which the Company is treated as a partnership for federal tax purposes.

Section C.1   Definitions. The following defined terms used in this Exhibit E have the meanings specified below.

(a) "Adjusted Capital Account" means, with respect to any Member, the balance in such Member's Capital Account (as of the end of any period for which allocations of the Company's Income or Loss are made), increased by (i) the amount of (A) any deficit balance that the Member is obligated to restore upon liquidation of the Company pursuant to Regulations section 1.704-1(b)(2)(ii)(b)(3) or is treated as obligated to restore pursuant to Regulations section 1.704-1(b)(2)(ii)(c), and (B) the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and decreased by (ii) the items described in Regulations section 1.704-1(b)(2)(ii)(d)(4), (5), and (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(b) "Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations

(c) "Member" is to be interpreted and applied so as to mean and include each Person that is treated and respected under the Agreement as being a holder of Units, regardless of whether such holder has been admitted as a Member of the Company.

(d) "Member Nonrecourse Debt" has the meaning set forth for "partner nonrecourse debt" in section 1.704-2(b)(4) of the Regulations.

(e) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with section 1.704-2(i)(3) of the Regulations.

(f) "Member Nonrecourse Deductions" has the meaning set forth for "partner nonrecourse deductions" in sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(g) "Nonrecourse Deductions" has the meaning set forth in section 1.704-2(b)(1) of the Regulations.

(h) "Nonrecourse Liability" means a liability of the Company for which no Member bears the economic risk of loss within the meaning of section 1.752-2 of the Regulations.

Unless otherwise defined, other terms with initial capital letters used in this <u>Exhibit E</u> have the same meaning as ascribed to them in the main text of the Operating Agreement of the Company, as such agreement may be further amended or restated from time to time in accordance with the provisions thereof (the "<u>Agreement</u>"). This <u>Exhibit E</u> shall be treated for all purposes as being fully a part of, and incorporated within, the Agreement, as if the provisions of this <u>Exhibit E</u> were set forth in the main text of the Agreement.

Section C.2   <u>Special Allocations</u>. The following special allocations shall be made in the following order:

(a) <u>Minimum Gain Chargeback</u>. Except as otherwise provided in section 1.704-2(f) of the Regulations, notwithstanding any other provision of this <u>Exhibit E</u> or of Article IV of this Agreement, if there is a net decrease in Company Minimum Gain during any fiscal year or other applicable period, each Member shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section C.2(a) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this <u>Exhibit E</u> or of Article IV of this Agreement, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year or other applicable period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section C.2(b) is intended to comply with the minimum gain chargeback require-ment in section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) <u>Qualified Income Offset</u>. If any Member unexpectedly receives any adjust-ments, allocations, or distributions described in sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit Adjusted Capital Account of such Member as quickly as possible; <u>provided</u>, <u>however</u>, that an allocation pursuant to this Section C.2(c) shall be

made only if and to the extent that such Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Section C.2 have been tentatively made as if this Section C.2(c) were not in the Agreement. This Section C.2(c) is intended to constitute a "qualified income offset" within the meaning of section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(d) <u>Gross Income Allocation</u>. If any Member has a deficit Capital Account at the end of any fiscal year (or other applicable period) that is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; <u>provided, however</u>, that an allocation pursuant to this Section C.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this <u>Exhibit E</u> or in Article IV of this Agreement have been made as if Section C.2(c) hereof and this Section C.2(d) were not in the Agreement.

(e) <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Members in accordance with their respective numbers of Units (regardless of Class) as such respective numbers of Units may be amended from time to time in accordance with this Agreement, unless and except to that extent that the Board, upon consultation with Company's professional tax advisors, determines that another manner is required under Code section 704 and the Regulations thereunder. For purposes of determining each Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations section 1.752-3(a)(3), such excess nonrecourse liabilities shall be allocated to and among all of the Members in proportion to their respective numbers of Units (regardless of Class), unless and except to that extent that the Board, upon consultation with Company's professional tax advisors, determines that another manner is required under Code section 752 and the Regulations thereunder.

(f) <u>Member Nonrecourse Deductions</u>. Any Member Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Member that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations section 1.704-2(i)(1).

(g) <u>Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Regulations sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Units in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated: (i) if Regulations section 1.704-1(b)(2)(iv)(m)(2) applies, to the Members in accordance with how they would share the allocated item of gain or loss if it were included in computing the Net Income or Net Loss in the Company for the period in which the adjustment occurs; or (ii) if Regulations section 1.704-1(b)(2)(iv)(m)(4) applies, to the Member to which such distribution was made.

(h) Forfeiture Allocations. Notwithstanding anything to the contrary in this Agreement, upon a forfeiture by any holder of any Units that are substantially nonvested and with respect to which any items of Company income, gain, deduction, loss, or credit have been allocated for any period before or including the date of disposition, then gross items of income, gain, loss or deduction shall be specially allocated to such holder if and to the extent required by final Regulations provisions promulgated after the Effective Date to ensure that allocations made with respect to all such nonvested Units are respected under Code section 704 and Regulations promulgated thereunder. The terms "forfeiture" and "substantially nonvested" for this purpose shall have the meaning given to such terms under Code section 83 or any final Regulations issued pursuant to Code section 704. This paragraph is intended to authorize and provide for "forfeiture allocations" as may be required in accordance with final Regulations to be promulgated under Code section 704 after the Effective Date; provided, however, that this Section C.2(h) shall apply only with respect to any Units to which the forfeiture allocations provisions of any such final Regulations may be applicable.

(i) Special Allocation of Items Resulting from Company Audits. The Board, or such Person as the Board may designate, may make special allocations of income, gain, loss, or deduction in order to correct for distortions arising from any LLC Tax Costs (as described in Section 4.04(c) of the Agreement) from a Company tax audit. Allocations made under this Section C.2(i) shall preserve, to the greatest extent permitted by law, the after-tax economic arrangement of the Members as set forth in Sections 4.02 and Section 9.03 of the Agreement.

Section C.3   Curative Allocations. The allocations set forth in Section C.2(a) through C.2(h) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section C.3. Therefore, notwithstanding any other provision of this Exhibit E (other than the Regulatory Allocations), such offsetting special allocations of Company income, gain, loss, or deduction shall be made in whatever manner the Board determines appropriate (based on the advice of the Company's tax advisors) so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to other Sections of the Agreement. In exercising its discretion under this Section, the Board shall take into account future Regulatory Allocations that, although not yet made, are likely to be made and offset other prior Regulatory Allocations.

Section C.4   Compliance with Regulations. It is the intent of the Members that, to the greatest extent possible, the allocations of all items of income, gain, loss, deduction, and credit under this Agreement (i) have "substantial economic effect" within the meaning of, or otherwise be in accordance with, Code section 704(b) and the Regulations promulgated thereunder, and/or (ii) be consistent with the Members' interests in the Company. Accordingly, to the extent adjustment to the allocations under this Agreement is necessary in order to be in compliance with the provisions of Code section 704(b) and the Regulations thereunder, such necessary adjustments in the allocations shall be made, but only to the smallest extent necessary. Furthermore, if there has been

any adjustment in the allocations to the Members on account of the preceding sentence, subsequent allocations of income, gain, loss, deduction, or credit shall, to the extent possible, be allocated to the Members in the order and in a manner designed to result in each Member's having a Capital Account balance equal to what such balance would have been had the allocation(s) pursuant to the preceding sentence not occurred, and in a manner that is likely to minimize any economic distortions that otherwise might result.

ADDENDUM A
CLASS A UNITS SPECIAL RIGHTS

In the event of a conflict between any Unit Class Addendum and the provisions of any other provision of this Agreement, the provisions of the Unit Class Addendum shall prevail.

Class A Units will not have any special rights, except that Class A Units will have a priority on distributions over all classes except for the Class C Units – which shall be senior to the Class A Units in an amount equal to their Capital Contributions. Notwithstanding the foregoing, distributions to pay taxes are not subject to this limitation on preferences.

ADDENDUM B
CLASS B UNITS SPECIAL RIGHTS

In the event of a conflict between any Unit Class Addendum and the provisions of any other provision of this Agreement, the provisions of the Unit Class Addendum shall prevail.

Notwithstanding any contrary provisions of this Agreement, the Class B Units are entitled to the following rights and are subject to the following obligations:

CLASS B UNITS SPECIAL RIGHTS

Notwithstanding any contrary provisions of this Operating Agreement, the Class B Units are entitled to the following rights and are subject to the following obligations:

1. Election of Directors.

The Members holding Class B Units will vote for Directors in accordance with the provisions of the Operating Agreement. Each Class B Unit owned by a Member shall have one (1) vote.

2. Voting Generally.

The Members holding Class B Units shall have the right to vote on all matters submitted to a vote, consent or approval of the Members. Each Class B Unit owned by a Member shall have one (1) vote. [

3 **Vesting**.

Notwithstanding the foregoing, Class B Units that have not yet vested or that are otherwise subject to a risk of forfeiture, shall not have voting rights until that Class B Unit fully vests and is no longer subject to a risk of forfeiture in accordance with any vesting plan or agreement the Company has with respect to such Incentive Unit.]

No unvested Class B Unit shall have the right to vote for Managers or on any other matter.

4. Class Voting.

Where any matter is subject to approval by the class vote of another class, the Class B Units will not be counted in such class vote. Class B Units shall not have the right to vote as separate class with respect to any matter.

5. Profits Losses and Distributions.

Except as provided in the Class Units Addendum of any other class of Units, Class B Units will be allocated profits and losses and will receive distributions as provided in this Operating Agreement.

6. Issuances of Class B Units. And Tax Requirements.

As determined by the Board of Directors from time to time, the Company may authorize and issue Class B Units to directors, managers, executives, employees, independent contractors or other Persons providing services to the Company, on the terms and conditions set forth herein. The Board of Managers shall have the authority to amend **Exhibit D** to reflect the issuance of any Class B Unit.

No Class B Unit shall be issued, unless, prior to the issuance thereof, the Board of Managers determines the Incentive Amount applicable to the class of Units associated with such interest. The Managers shall determine, in good faith, the Incentive Amount (as defined below) applicable to each Incentive Class (and the Incentive Units within such Incentive Class) to the extent necessary to cause each Class B Unit to constitute a "profits interest" as defined below. Whenever Class B Units are granted, the Capital Account balances of all Members will be adjusted, immediately before such grant becomes effective, to equal in the aggregate the Fair Market Value of the Company as of such date. The aggregate amount of such adjusted Capital Account balances is referred to as the "Profits Interest Hurdle".

The Managers, in their sole discretion, may impose other terms and conditions upon the issuance of a Class B Unit (including but not limited to, the amount (if any) to be received in connection with the issuance of the interest, the execution of other agreements and documents and any vesting or other similar conditions applicable to such Class B Unit).

All Class B Units are intended to be treated as "profits interests" for federal income tax purposes, as that term (or any term of similar import) is used in Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191, and any successor provisions of the Code, Treasury Regulations, or other administrative notices or announcements, with the intended results that: (i) no compensation or other income shall be recognized by any Member owning any Class B Unit by reasons of the issuance of such Class B Unit, and (ii) no compensation expense shall be deducted by the Company by reason of the issuance of any Incentive Units. And (iii) The Managers shall take all action necessary to cause all Class B Units issued by the Company to be treated as "profits interests" for federal income tax purposes (including, but not limited to, setting the value of the Company such that on the issuance date the liquidation value of the associated interest shall be zero and shall achieve value only if, as and when the Company's overall value increases subsequent to the date of grant) and neither the Company, the Board of Managers, nor any Member shall take any position inconsistent with such treatment. Although the Revenue Procedures cited above provide that profits interests should not be taxed either at the time of grant or the time of vesting, each grantee, as a protective measure, will be required to timely make an election under Section 83(b) of the Code with respect to a grant of Incentive Units, reporting the fair market value of such Incentive Units for purposes of such election as zero.

By executing this Agreement, each Member authorizes and directs the Company to elect to have the "safe harbor" described in Internal Revenue Service Notice 2005-43, (including any similar safe harbor in any finalized revenue procedure, revenue ruling or Treasury Regulation, apply to all Class B Units, on or after the effective date of such final pronouncement) in

connection with services provided to the Company. For purposes of making such safe harbor election, the Member designed as the Company's "Tax Representative" is hereby designated as the "member who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such safe harbor election by the "Tax Representative" constitutes execution of a "safe harbor election" in accordance with Notice 2005-43 or any similar provision of any final pronouncement. The Company and each Member hereby agree to comply with all requirements of any such safe harbor, including any requirement that a Member prepare and file all federal income tax returns reporting the income tax effects of each interest issued by Company in connection with services in a manner consistent with the requirements of Notice 2005-43 or other final pronouncement. A Member's obligations to comply with the requirements of this Section shall survive such Member's ceasing to be a member of the Company and the termination, dissolution, liquidation and winding up of the Company.

Notwithstanding the foregoing, the Company shall have no liability to any Member or other holder of any Class B Unit for any tax liability the Member or other holder of such Class B Unit might have by reason of the issuance, holding, vesting or sale of any Class B Unit, it being agreed that each Member or other holder of an Class B Unit is solely responsible for all tax reporting, compliance and liability associated with such Class B Units.

ADDENDUM C
CLASS C UNITS SPECIAL RIGHTS OPTIONAL
CLASS C UNITS SPECIAL RIGHTS
In the event of a conflict between any Unit Class Addendum and the provisions of any other provision of this Agreement, the provisions of the Unit Class Addendum shall prevail.

Class C Units will not have any special rights, but initially, the Class C Units will have a priority in distributions over all other Units in an amount equal to their Capital Contributions. Notwithstanding the foregoing, distributions to pay taxes are not subject to this limitation on preferences. All Units of any Class have a priority in distributions (except for tax distributions) until their holders receive distributions equal to the Capital Contributions they have made.

Exhibit D

INSTRUCTIONS FOR FILING
LIMITED LIABILITY COMPANY
ARTICLES OF ORGANIZATION

Item 1   Enter the complete company name, which must include a limited liability company ending required by N.C.G.S. §55D-20 (Limited Liability Company, L.L.C., Ltd. Liability Co., Limited Liability Co., or Ltd. Liability Company).

Item 2   Enter the name and address of each person who executes the articles of organization and whether they are executing them in the capacity of a member or of an organizer or both by checking the applicable boxes. Unless the articles of organization provide otherwise, each person executing the articles of organization in the capacity of a member of the limited liability company becomes a member at the time that the filing by the Secretary of State of the articles of organization of the limited liability company becomes effective. (See N.C.G.S. § 57D-3-01)

Item 3   Enter the name of the registered agent. The registered agent must be either an individual who resides in North Carolina; a domestic business corporation, nonprofit corporation, or limited liability company whose business office is identical with the registered office; or a foreign corporation, nonprofit corporation or limited liability company authorized to transact business or conduct affairs in North Carolina whose business office is identical with the registered office.

Item 4   Enter the complete street address of the registered office and the county in which it is located.

Item 5   Enter the complete mailing address of the registered office only if mail is not delivered to the street address shown in Item 4 or if the registered agent prefers to have mail delivered to a P.O. Box or Drawer.

Item 6   Select item "a" if the limited liability company has a principal office. Enter the telephone number and the complete street address of the principal office and the county in which it is located. If mail is not delivered to the street address of the principal office or if you prefer to receive mail at a P.O. Box or Drawer, enter the complete mailing address of the principal office.
Select item "b" if the limited liability company does not have a principal office.

Item 7   N.C.G.S. §57D-2-21(b) states that the articles of organization may contain any provision not inconsistent with law, including any matter that under Chapter 57D is permitted to be set forth in a limited liability company's operating agreement. The name and address of each of the initial members of the limited liability company may be stated as an attachment. Unless the articles of organization provide otherwise, each person who is named in the articles of organization as a member of the limited liability company becomes a member at the time that the filing by the Secretary of State of the articles of organization of the limited liability company becomes effective. (See N.C.G.S. § 57D-3-01)

Item 8   (**Optional):** This field is being provided in order to assist business entities in identifying its company officials and complying with Federal banking regulations.

Item 9   (**Optional):** The Department offers a free voluntary notification system for which you may choose to participate. If you would like to receive this free service, please provide a business e-mail address in the space provided. Your participation will not result in your e-mail address being viewable on our website. Participation will help us to prevent business identity theft in the event an unauthorized person submits a fraudulent document for filing in the name of the business entity.

Item 1 0   The document will be effective on the date and at the time of filing, unless a delayed date or an effective time (on the day of filing) is specified. If a delayed effective date is specified without a time, the document will be effective at 11:59:59 p.m. Raleigh, North Carolina time on the day specified. If a delayed effective date is specified, the document will be effective on the day and at the time specified. A delayed effective date may be specified up to and including the 90th day after the day of filing.

Date and Execution
Enter the date the document was executed. In the
blanks provided enter:
- The name of the entity executing the Articles of Organization; if an individual, leave blank.
- The signature of the member and/or organizer or representative of the organizing entity.
- The name of the member and/or organizer or name of the above-signed representative.
- The title of the individual or entity executing the Articles of Organization (i.e. Organizer, Member or both)
- The document may, but need not, contain an acknowledgment, verification, or proof.

ATTENTION: Limited liability companies wishing to render a professional service as defined in N.C.G.S. §55B-2(6) must contact the appropriate North Carolina licensing board to determine whether compliance with additional licensing requirements may be mandated by law. Such limited liability companies should consult N.C.G.S. §57D-2-02 for further details.

State of North Carolina
Department of the Secretary of State

Limited Liability Company
ARTICLES OF ORGANIZATION

Pursuant to §57D-2-20 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Organization for the purpose of forming a limited liability company.

1.   The name of the limited liability company is: _____

       (See Item 1of the Instructions for appropriate entity designation)

2.   The name and address of each person executing these articles of organization is as follows: (State whether each person is executing these articles of organization in the capacity of a member, organizer or both by checking all applicable boxes.) **Note: This document must be signed by all persons listed.**

Name   Business Address   Capacity
_____   _____   ☐Member ☐Organizer

_____   _____   ☐Member ☐Organizer

_____   _____   ☐Member ☐Organizer

3.   The name of the initial registered agent is: _____

4.   The street address and county of the initial registered agent office of the limited liability company is:

      Number and Street _____

      City_____ State: NC Zip Code: _____ County: _____

5.   The mailing address, if different from the street address, of the initial registered agent office is:

      Number and Street _____

      City_____ State: NC Zip Code: _____ County: _____

6.   Principal office information: (Select either a or b.)

      a.   ☐ The limited liability company has a principal office.

      The principal office telephone number: _____

      The street address and county of the principal office of the limited liability company is:

      Number and Street: _____

      City: _____ State: _____ Zip Code: _____ County: _____

The <u>mailing address</u>, if different from the street address, of the principal office of the company is:

Number and Street: _____

City: _____ State: _____ Zip Code: _____ County: _____

    b.   ☐ The limited liability company does not have a principal office.

7.   Any other provisions which the limited liability company elects to include (e.g., the purpose of the entity) are attached.

8.   **(Optional):** Listing of Company Officials (See instructions on the importance of listing the company officials in the creation document.

Name	Title	Business Address

9.   **(Optional):** Please provide a business e-mail address: _____
The Secretary of State's Office will e-mail the business automatically at the address provided above at no cost when a document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is offered, please see the instructions for this document.

10.   These articles will be effective upon filing, unless a future date is specified:

_____

This is the _____ day of _____, 20____.

_____

_____
Signature

_____
Type or Print Name and Title

The below space to be used if more than one organizer or member is listed in Item #2 above.

_____   _____

_____   _____
Signature   Signature

_____   _____
Type and Print Name and Title   Type and Print Name and Title

NOTE:
1.   Filing fee is $125. This document must be filed with the Secretary of State.